82- SUBMISSIONS FACI

02034006

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME SCI Entertainment Group Plc

*CURRENT ADDRESS 11 Ivory House
Plantation Wharf
London SW11 3TN
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

FILE NO. 82- ~~525~~ 934659 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: GBS

DATE : 5/13/02

(1)

02 FEB 20 AM 8: 12

SCi Entertainment Group

Collaboration announcement

SCi Entertainment is pleased to announce an exclusive collaboration with Cameron Spence. Cameron, an ex-member of 22 Special Air Service (SAS) is advising the games publisher on the logistics and realism of its new product 'Conflict: Desert Storm'. The game is based on the Gulf War conflict where Cameron was a serving senior NCO.

"Conflict: Desert Storm" is due for release in June 2002 and will be available for games platforms including Sony's Playstation II, PC and the Microsoft Xbox.

SCi has recently enjoyed great success with the 'Italian Job' that has been ranked in the top ten most popular Playstation games by sales since its launch in October 2001.

2001, for SCi, saw a focus on game development; SCi Entertainment now has an impressive line up of title releases' for 2002; including 'Championship Rally' and 'Gumball Rally 3000'. 2003 will see the release of the 'Great Escape', a game based on the cult film.

Contact:

Rob Murphy
Finance Director
020 7585 3308

Scott Fulton/Mike Read
Financial Dynamics
020 7831 3113

Website Fundamentals Share Price

(2) (3)

SCI Entertainment - Annual Report and Accounts

RNS Number:6074Q
SCI Entertainment Group PLC
28 January 2002

Annual Report and Accounts for the year ended 30 September 2001

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END
ACSSEWFMASESESF

(4)

➢ Website ➢ Fundamentals ➢ Share Price

SCI Entertainment - Final Results

RNS Number:68070
SCI Entertainment Group PLC
14 December 2001

02 FEB 20 AM 8:2?

SCi Entertainment Group Plc

SCi announces preliminary results for the year ended 30 September 2001

Summary

During the year to September 2001, SCi implemented its strategy of investing in high quality products and brands. As we look ahead, we expect to reap the rewards of that investment in a market environment which is predicted to experience strong growth as a result of the successful introduction of Next Generation console platforms.

Importantly, we invested in our future without increasing our fixed overheads predominantly by virtue of a business model which outsources our software development giving us maximum flexibility. Over the past year the Group has:

* demonstrated, through the recent success of The Italian Job, Thunderbirds and Rally Championship Xtreme its ability to develop high quality products and successfully bring them to market on budget and on time.

* established a strong pipeline of new products for the 2002 and 2003 financial years, including Conflict: Desert Storm, The Great Escape, Gumball 3000 and Rally Championship 7.

* achieved a balance of products across all hardware platforms including PC, Sony Playstation 2, Microsoft Xbox, Nintendo GameCube and Nintendo Game Boy Advance.

* secured the foundation of long-term franchises in the genres of rally, military action and innovative driving games.

* adopted during the last 12 months the most conservative accounting policy possible in respect of development expenditure. This means that a substantial proportion of the cost of future products has already been expensed.

* put in place trade facilities and an unused Equity Line of Credit which provide the financial flexibility to implement our plans.

Enquiries

Jane Cavanagh / Rob Murphy	- SCi	020 7585 3308
Scott Fulton	- Financial Dynamics	020 7831 3113

Preliminary results

	Unaudited 2001 £000s	2000 (15 months) (as restated) £000s
Turnover	2,046	3,936
Operating loss	(10,708)	(6,485)
Loss on ordinary activities before taxation	(10,480)	(6,156)
Loss per share	(53.5)p	(36.6)p

Results for the period to 30 September 2001

As planned, the Group continued to invest in its new product pipeline for 2002 and 2003. Accordingly, the Group made a loss for the period in line with expectations. As reported in our Interim Report for the period to 31 March 2001, losses were increased by the adoption of two new accounting policies as follows:

Firstly, all development expenditure on new products is now expensed immediately in the profit and loss account. Previously, expenditure on products developed by third party teams was capitalised and written-off on the release of the product. The adoption of the policy reflects best industry practice and recognises the impact of the short period between establishing the commercial viability of a product and its release date. Secondly, all expenditure on software engines and utilities will be expensed immediately in the profit and loss account. Previously, expenditure on software engines and utilities was capitalised and amortised over three to four years. Again this new policy reflects best industry practice.

The net effect of the changes in accounting policy was to increase the loss for the period to 30 September 2001 by approximately £5 million. This arises because during the period the Group continued to make substantial investments in products to be released in the 2002 financial year and onwards.

Although the year was principally one of investment to benefit 2002 and beyond, the Group released five products during the financial year 2001.

* In November 2000 the Group released Aqua Aqua on Playstation 2 across Europe to coincide with the launch of Sony Playstation 2 hardware. Because the availability of Playstation 2 at the time of its European launch was restricted, sales of Aqua Aqua were lower than expectations. We plan to re-release the product, however, now that the installed base is higher.

* The Group released two products for the Nintendo Game Boy Color, SWIV and Thunderbirds. Sales of Thunderbirds in the UK were particularly successful. However, the relatively low margins on the Game Boy Color meant that Thunderbirds did not have a significant impact on our results for the period.

* In April 2001 the Group released a Thunderbirds Multimedia pack on PC. This product has sold steadily and continues to do so.

* Towards the end of September 2001 the Group released The 3D Gamemaker on PC. The 3D Gamemaker is a unique product that allows customers to create, play and share their own games. The product has received strong reviews and we expect sales to continue into the 2002 financial year.

During the period to 30 September 2000 the Group made a provision of £0.6m against a bad debt due from a French company called Titus Sarl. In our Interim Report we reported that we were waiting for the results of a Damages Hearing to assess the extent, if any, to which the provision of £0.6m may be released. In June 2001 we were awarded full damages against Titus Sarl, to be paid within 28 days. However, Titus Sarl did not pay the amounts awarded by the Court within the 28 days and it has been necessary to take further legal action, both in the UK and France to recover the amounts owing to us. As a result, I am pleased to announce that in November we reached an agreement with Titus Sarl, together with its parent company Titus SA and another subsidiary of Titus SA, Virgin Interactive Ltd, for the full payment of all outstanding monies (including interest and costs). The total debt will be payable in instalments from November 2001 through to March 2002. The initial November payment has been received. Once this process is fully complete and we have received the final payment scheduled for March 2002, we will assess the extent to which the provision of £0.6m may be released into the 2002 accounts. The accounts for the financial year to September 2001 do not, therefore, reflect any release of provisions in respect of our dispute with Titus.

Outlook for the year to 30 September 2002 and beyond

The Board believes that the outlook for the year to 30 September 2002 is very strong.

In this financial year we have already released The Italian Job on Sony Playstation and Rally Championship Xtreme on PC. The initial orders for these products totalled over 500,000 units and sales and re-orders have been very encouraging. In particular, The Italian Job was number one in the UK Playstation charts for four weeks and continues to hold a high position in the charts. To put these sales into perspective this means that, for example, The Italian Job is performing ahead of comparable sales for the period of our previous best selling product Carmageddon 2.

The first half of the 2002 financial year will also benefit from sales of three further Thunderbirds products. The Thunderbirds Print Pack and Thunderbirds Operation Volcano were both released on PC in November 2001. In addition we have just launched Thunderbirds International Rescue on Nintendo Game Boy Advance. We are continuing to evaluate further versions of Thunderbirds, such as a Nintendo GameCube version.

The timing of further releases in the second half of the 2002 financial year will be announced as we finalise our schedules for each game. Releases in the second half of the period are currently anticipated to include a PC version of The Italian Job, a Playstation 2 version of Rally Championship Xtreme, Conflict: Desert Storm on PC, Playstation 2 and Xbox and Gumball 3000 on Playstation 2. The Board is confident that these titles will provide a strong basis for the 2002 financial year.

During the 2002 financial year we will continue to fully integrate Actualize into the SCi Group. This should result in some reduction in overheads. Our estimate of the contingent payment arising from the acquisition of Actualize remains unchanged, and is fully accrued in our balance sheet at 30 September 2001.

Looking further ahead there is already a strong basis for the 2003 financial year. This will include The Great Escape and further versions of the successful Rally Championship series, which will include our first release on Nintendo GameCube. We are also in advanced discussions on a number of additional titles for the 2003 and 2004 financial years.

The Market - Next Generation Consoles

* On 18 November 2001 Nintendo launched the GameCube in the USA. Sales of 600,000 units were achieved in the first 15 days of launch, making it the fastest-selling home video games console. (Source: Nintendo of America)

* Gameboy Advance has sold a total of 21.8 million units since its launch in March 2001. (Source: Nintendo of America)

* Microsoft reports a sell-in to retail of 1.1 million Xbox units since its November 2001 launch.

* Microsoft plans to ship at least 0.3 million additional Xbox units to American stores through to the end of the year, with the goal of hitting 1.4 million machines by the end of the calendar year.

* The Xbox will be launched in Europe in March 2002 and a total of 1.5 million Xbox units are planned for shipment in Europe for its first three months of sale. (Source: Xbox.com)

* At 30 September 2001 Sony had achieved cumulative worldwide sales of 88.26 million Playstation 2 and PSOne. Over 20 million were Playstation 2. (Source: Sony Europe)

Working capital

At 30 September 2001 the Group had a net overdraft of £23,000, which is in line with the Group's plans. After taking account of finance leases and short-term loans the Group had net debt of £605,000. The position at 30

September 2001 reflects the fact that over the last 12 months the Group has made substantial investments in product development for its portfolio of titles. In addition, before the year-end, we had made further investment in marketing costs and the manufacture of finished product for the launches of The Italian Job and Rally Championship Xtreme. The receipts from the sale of these products are received over the period to December 2001, such that we have subsequently returned to a positive cash position.

During the second half of the 2002 financial year the Group anticipates a number of new console product launches. This creates a significant working capital requirement. The Group currently has trade finance facilities in place, linked to the level of customer activity, of approximately £2m. We will continue to develop such facilities in the light of our likely requirements that in turn depend upon the success of the products. We may, therefore, expect to see short-term borrowing at any particular point in time, although the underlying programme of product development will continue to be funded by internal resources.

Our ability to negotiate short-term facilities is strengthened by the £5m Line of Equity Credit that we have established with GEM Global Fund. Any drawdowns under this facility remain entirely within the control of the Board. We have not yet made any drawdowns and have no current plans to do so.

Other Matters

I am very pleased that during recent months we have appointed two new non-executive directors, Nigel Wayne and Tim Ryan.

I am pleased to announce that we have today appointed Financial Dynamics as SCi's new Financial Public Relations advisors.

I would like to take this opportunity to thank all SCi's staff and developers for their hard work and commitment in implementing SCi's strategy over the past year. We are confident that these efforts will deliver strong growth in 2002 and beyond.

Jane Cavanagh

14 December 2001

Consolidated profit and loss account for the year ended 30 September 2001

	Note	Unaudited Year to 30 September 2001 £000	Unaudited 15 months to 30 September 2000 (as restated) (see note 2) £000
Turnover		2,046	3,936
Cost of sales		(1,985)	(801)
Gross profit		61	3,135
Development costs		(5,404)	(5,301)

Other administrative costs		(4,518)	(3,262)
Depreciation and write down of fixed assets		(847)	(1,057)
Administrative expenses		(10,769)	(9,620)
Operating loss		(10,708)	(6,485)
Interest receivable		228	329
Loss on ordinary activities before taxation		(10,480)	(6,156)
Tax on loss on ordinary activities		-	(142)
Loss for the financial year taken to reserves		(10,480)	(6,298)
Loss per share - Basic and diluted	2	(53.5)p	(36.6)p

Statement of total recognised gains and losses

	£000	£000
Loss for the financial year	(10,480)	(6,298)
Total recognised gains and losses for the period	(10,480)	(6,298)
Prior year adjustment	(4,958)	
Total gains and losses recognised since last annual report	(15,438)	

Consolidated balance sheet at 30 September 2001

	Unaudited 30 September 2001	Unaudited 30 September 2000 (as restated) (see note 2)
	£000s	£000s
	£000s	£000s
Fixed assets		
Goodwill	4,582	5,110
Tangible assets	328	227
Investments	500	367
	5,410	5,704
Current assets		
Stocks - finished goods for resale	1,244	148
Debtors - due within one year	2,839	4,878
Cash at bank and in hand	74	9,134
	4,157	14,160
Creditors: Amounts falling due within one year	(6,381)	(5,016)
Net current (liabilities) assets	(2,224)	9,144
Total assets less current liabilities	3,186	14,848

Creditors: Amounts falling due after more than one year	-	(1,182)
Net assets	3,186	13,666
Capital and reserves		
Called-up equity share capital	979	979
Share premium account	24,675	24,675
Merger reserve	464	464
Profit and loss account	(22,932)	(12,452)
Equity shareholders' funds	3,186	13,666

Consolidated cash flow statement for the year ended 30 September 2001

	Notes	Unaudited Year to 30 September 2001 £000s	Unaudited 15 months to 30 September 2000 £000s
Net cash outflow from operating activities	5	(8,046)	(7,666)
Returns on investments and servicing of finance			
Net interest received		247	358
Interest element of finance lease rentals		(19)	(29)
		228	329
Tax paid		-	(89)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(233)	(103)
Sale of tangible fixed assets		10	25
Other long term investments		(300)	(1,067)
		(523)	(1,145)
Acquisitions			
Investment in associated undertaking		-	(57)
Net cash outflow before financing		(8,341)	(8,628)
Financing			
Repayment of loan notes		(1,060)	-
Increase in short-term borrowings		332	-
Issue of ordinary share capital		-	20,042
Capital element of finance lease rentals		(88)	(47)
		(816)	19,995
(Decrease) increase in cash in the year	6	(9,157)	11,367

Notes

1. The financial information set out herein relating to the results of SCi Entertainment Group Plc ("the Company") and subsidiary undertakings ("the Group") for the year ended 30 September 2001 does not constitute statutory

accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the period to 30 September 2000 have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The financial information contained herein has been prepared on the basis of the accounting policies set out in the accounts for the period ended 30 September 2000 with the exception of the changes in accounting policies set out below. The financial information has been prepared on the going concern basis. The auditors have indicated that they will make reference to the adoption of this basis in their report, without qualifying their report.

The Group has made two changes to accounting policies. In the opinion of the Directors both changes more fairly present the financial information of the Group and its results for the period. In particular, they facilitate a clear comparison between the results of the Group and those of its major competitors.

Development costs and work-in-progress

All costs of development will now be written off as incurred. Accordingly, the Group will show no work in progress. Previously, development costs incurred on games developed by third party contractors, plus licence fees paid to third parties for intellectual properties, were recorded as work in progress. Work in progress was fully written off to the profit and loss account following the games release, unless previously written off.

Software engines and utilities

All costs of developing software engines and utilities will now be written off as incurred. Accordingly, the Group will show no software engines and utilities in its balance sheet. Previously the cost of software engines and utilities was capitalised and depreciated on a straight-line basis over 3 to 4 years.

The changes in accounting policy have resulted in a prior year adjustment of £4,958,000. This has had the effect of reducing shareholders' funds at 30 September 2000 from £18,624,000, as previously reported, to £13,666,000.

3. The calculation of earnings per share is based upon the consolidated loss after taxation of £10,480,000 (2000- loss after tax £6,298,000) divided by the weighted average number of ordinary shares in issue in the twelve month period to 30 September 2001 of 19,578,504 (2000 - 17,206,784).

4. The directors of the Company do not propose the payment of a dividend.

5. Reconciliation of operating loss to net cash outflow from operating activities.

	2001	2000
	£	£

	000s	000s
Operating loss	(10,708)	(6,485)
Depreciation charges	152	162
Write down of fixed assets	167	700
Goodwill amortisation	528	195
Profit on sale of tangible fixed assets	(31)	(15)
Increase in stocks	(1,096)	(81)
(Increase) decrease in debtors	2,039	(1,748)
Increase (decrease) in creditors	903	(394)
Net cash outflow	(8,046)	(7,666)

The operating cash flows all relate to continuing activities.

6. Analysis of net debt

	1 October 2000 £000s	Cash flow £000s	Non-cash Movements £000s	30 September 2001 £000s
Cash	9,134	(9,060)	-	74
Overdrafts	-	(97)	-	(97)
	9,134	(9,157)		(23)
Finance leases	(154)	88	(184)	(250)
Short-term loan	-	(332)	-	(332)
Loan notes	(1,060)	1,060	-	-
Net (debt) funds	7,920	(8,341)	(184)	(605)

7. Reconciliation of movements in Group shareholders' funds

	2001 £000s	2000 £000s
Opening shareholders' funds as previously stated	18,624	1,677
Prior-year adjustment	(4,958)	(1,755)
Opening shareholders' funds - as restated	13,666	(78)
Loss for the financial period	(10,480)	(6,298)
New shares issued	-	20,042
Closing shareholders' funds	3,186	13,666

EN_
FR TJBRTMMMBBFB

2nd floor, Finsbury Tower, 103-105 Bunhill Row, London EC1Y 8TY
Tel: +44 (0)20-7496 0055 Fax: +44 (0)20-7847 1719
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288c

02 FEB 20 AM 8:28

...HANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

... ...old black capitals.

CHWP000

Company Number 3121578

Company Name in full SCI ENTERTAINMENT GROUP PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day Month Year: 24 11 2001

Name *Style / Title: MR *Honours etc:

Forename(s): ROBERT JOHN

Surname: MURPHY

† Date of Birth — Day Month Year: 03 04 1961

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address *(enter new address)*: 55A KNOLLYS ROAD

Post town: LONDON

County / Region: Postcode: SW16 2JJ

Country: UK

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed R. Murphy **Date** 28/11/01

(** director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

IAN CHAPMAN, 11 IVORY HOUSE,
PLANTATION WHARF, LONDON
SW11 3TN Tel 020 7585 3308

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

M

CHWP000

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

403a

Pleas
write
this n

Plea:
legit
in bl
bold

02 FEB 20 AM 8:23

For official use	Company number
	03121578

Name of company

* insert full name of company

~~*SCI ENTERTAINMENT GROUP PLC~~

I, ROBERT JOHN MURPHY

of 61 SOUTHWOOD LANE, LONDON N6 5DX

† delete as appropriate

[a director][the secretary][~~the administrator~~][~~the administrative receiver~~]† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in **[full]**[~~part~~]†

\# insert a description of the instrument(s) creating or evidencing the charge, eg "Mortgage", 'Charge', 'Debenture' etc

ø the date of registration may be confirmed from the certificate

§ insert brief details of property

Date and description of charge # 19/09/1996 MORTGAGE DEBENTURE

Date of registration ø 01/10/1996

Name and address of [chargee][trustee for the debenture holders]† COUTTS & CO. THE STRAND, LONDON

Short particulars of property charged § A SPECIFIC EQUITABLE CHARGE OVER ALL FREEHOLD AND LEASEHOLD PROPERTIES AND/OR THE PROCEEDS OF SALE THEREOF CONT/...

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835.

Declared at 11 IVORY HOUSE, PLANTATION WHARF, LONDON SW11 3TN

Declarant to sign below

R. Murphy

	Day	Month	Year
on	08	11	2001

before me [signature]

A Commissioner for Oaths or Notary Public or Justice of the Peace or a Solicitor having the powers conferred on a Commissioner for Oaths.

Presentor's name address and reference (if any) :

For official Use (02/00)

Mortgage Section

Post room

M

CHWP000

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

403a

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

7

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03121578

Name of company

* insert full name of company

~~*SCI ENTERTAINMENT GROUP PLC~~

I, ROBERT JOHN MURPHY

of 61 SOUTHWOOD LANE, LONDON N6 5DX

† delete as appropriate

[a director][the secretary]~~[the administrator][the administrative receiver]~~† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in **[full]~~[part]~~**†

insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc

ø the date of registration may be confirmed from the certificate

§ insert brief details of property

Date and description of charge # 12/08/1997 CHARGE OVER CREDIT BALANCE

Date of registration ø 02/09/1997

Name and address of [chargee][trustee for the debenture holders]† COUTTS & CO.
THE STRAND, LONDON

Short particulars of property charged § CHARGE OVER CREDIT BALANCE IN THE SUM OF £54,980

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835.

Declared at 11 IVORY HOUSE, PLANTATION WHARF, LONDON SW11 3TN

Declarant to sign below

R. Murphy

	Day	Month	Year
on	0 8	1 1	2 0 0 1

before me [signature]

A Commissioner for Oaths or Notary Public or Justice of the Peace or a Solicitor having the powers conferred on a Commissioner for Oaths.

Presentor's name address and reference (if any) :

For official Use (02/00)
Mortgage Section

Post room

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

— (8) **288a**

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3121578

Company Name in full SCI ENTERTAINMENT GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	19	10	2001	†Date of Birth	10	06	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): TIM

Surname: RYAN

Previous Forename(s): Previous Surname(s):

Usual residential address 12 BERKLEY PLACE, CAMDEN ROAD

Post town: BATH Postcode: BA1 5JH

County / Region: AVON Country: UK

†Nationality: BRITISH †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): BRAND HOTELS LIMITED

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 24th Oct 01

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed R. Murphy **Date** 30 OCT 2001

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

IAN CHAPMAN, 11 IVORY HOUSE,
PLANTATION WHARF, LONDON
SW11 3TN Tel 020 7585 3308

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Website Fundamentals Share Price

(9)

SCI Entertainment - Re Directorate

RNS Number:8444L
SCI Entertainment Group PLC
19 October 2001

SCi Entertainment Group Plc

SCi appoints non-executive Director

SCi Entertainment Group Plc, one of Europe's leading publishers of computer and video games, today confirms the appointment of Tim Ryan as non-executive director. Tim was recently appointed as Director of Corporate Communications at NTL, the UK's leading broadband service company.

Tim (37) began his career in the Australian Army before joining the United Nations as a diplomat an 1989. He set up a public affairs consultancy, focusing on the aerospace and transport sectors. Tim's responsibilities included advising Lockheed Martin, British Aerospace and Avis on government relations.

In 1995, Tim was approached by Skyepharma Plc, one of the World's leading drug delivery companies, to head the Investor Relations team. His responsibilities included European and US investor relations and financial media relations. He was promoted to Director of Corporate Communications in 1998 and his responsibilities were widened to include all internal and external communications.

Tim is currently a director of Brand Hotels Ltd. There are no other details required to be discosed by the Listing Rules

The Company has granted 20,000 share options to Tim Ryan at an exercise price of 85p. The exercise period for the options is 1 October 2004 to 1 October 2007. The options are exercisable, provided that certain performance criteria set by the remuneration committee, which currently relate to share price performance compared with a published media sector average, are met.

Further details

Rob Murphy - SCi Entertainment Group Plc
020 7585 3308

END

BOAUWABRAWRRAAA

Companies House

— for the record —

Company Name

SCI ENTERTAINMENT GROUP PLC 36

02 FEB 20 AM 8:36

10

Company Type

Public Limited Company

Company Number

3121578

Information extracted from Companies House records on

18th October 2001

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 3121578/05/19	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Unit 11 Ivory House Plantation Wharf Clove Hitch Quay Battersea London SW11 3TN**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Independent Registrars Group Ltd Balfour House 390/398 High Road Ilford Essex IG1 1NQ**	Address CAPITA IRG PLC BOURNE HOUSE, 34 BECKENHAM ROAD, BECKENHAM, KENT UK Postcode BR3 4TU
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9234** **Other entertainment activities**	**SIC CODE** **Description**

Company Number - 3121578

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Robert John MURPHY **Address** 61 Southwood Lane London N6 5DX	Name Address UK Postcode Date of change __ / __ / ____ Date Robert John MURPHY ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Fiona Jane CAVANAGH **Address** The Fairhaven 15 Melrose Road London SW18 1ND **Date of birth** 04/05/1957 **Nationality** British **Occupation** Company Director	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Fiona Jane CAVANAGH ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Bryan Joseph ENNIS **Address** 117 St Georges Square London SW1V 3QP **Date of birth** 20/05/1963 **Nationality** British **Occupation** Sales Director	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Bryan Joseph ENNIS ceased to be director (if applicable) __ / __ / ____

Company Number - 3121578

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Robert John MURPHY**	Name ________
	Address **61 Southwood Lane** **London** **N6 5DX**	Address ________ ________ ________
		UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴
		Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
	Date of birth **03/04/1961**	Nationality ________
	Nationality **British**	Occupation ________
		Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
Particulars of a new Director must be notified on form 288.	**Occupation** **Chartered Accountant**	Date Robert John MURPHY ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Nigel Keith WAYNE**	Name ________
	Address **Brook Cottage** **Northlew** **Okehampton** **Devon** **EX20 3NR**	Address ________ ________ ________
		UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴
		Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
	Date of birth **09/08/1954**	Nationality ________
	Nationality **British**	Occupation ________
		Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
Particulars of a new Director must be notified on form 288.	**Occupation** **Accountant**	Date Nigel Keith WAYNE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 3121578

Section 3: Share Capital

(D)

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £0.05	Nominal value of each share
	Number of shares issued 11,686,801	Number of shares issued 19,578,504
	Aggregate Nominal Value of issued shares £584,340.05	Aggregate Nominal Value of issued shares £978,925.20
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 11,686,801	Total number of shares issued 19,578,504
	Total Nominal value of shares issued £584,340.05	Total Nominal value of shares issued £978,925.20

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 03/11/2000

> **REMEMBER:**
Changes to shareholder particulars or details of shares transferred to be ***completed each year***
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3121578

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature R. Murphy. (Director / Secretary)

Date 07 / 11 / 2001

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***3/11/2001***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **3rd November 2002** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 001835

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name IAN CHAPMAN

Telephone number *inc code* 020 7 5853308

Address
11 IVORY HOUSE
PLANTATION WHARF
LONDON

DX number *if applicable* __ __ __ __ __ __

DX exchange

Postcode SW11 3TN

SCI Entertainment - Result of EGM

11

RNS Number:5265L
SCI Entertainment Group PLC
12 October 2001

SCi Entertainment Group Plc

EGM statement

The Italian Job enters charts at Number One

New Thunderbirds products for Christmas 2001

Change of auditors

SCi Entertainment Group Plc (SEG), one of Europe's leading publishers of computer and video games today held an Extraordinary General Meeting to approve a new £5m Equity Line of Credit provided by GEM Global Yield Fund Limited ("GEM Global"). The resolution to approve the Equity Line was approved. Speaking after the meeting, Rob Murphy, Finance Director of SCi, said,

"We are delighted to announce that The Italian Job, released on Sony Playstation One on 5th October 2001, has secured the number 1 chart position (Source: UK Leisure Software Chart (Playstation One), Chart Track, w/e 6 October 2001) after only one weekend of sales.

The success of The Italian Job will be followed later in October by the release of Rally Championship Xtreme on PC CD-Rom. We are very pleased that our UK distribution partner for Rally Championship Xtreme is Electronic Arts. Combined pre-orders for The Italian Job and Rally Championship Xtreme are in excess of 500,000 units. This revenue will benefit the financial year ending 30 September 2002

Following the continued popularity of the Thunderbirds TV series and merchandise we are pleased to announce three new Thunderbirds products for Christmas 2001. Two new PC products, Thunderbirds Print Studio and Thunderbirds Operation Volcano will be launched in November 2001. Thunderbirds Operation Volcano will be the first in a series of Thunderbirds related products aimed directly at the children's market. In addition, Thunderbirds will be released on Nintendo GameBoy Advance in December.

Finally, we are announcing today that BDO Stoy Hayward have been appointed as the Group's auditors in place of Arthur Andersen. The change follows an internal re-organisation within Arthur Andersen in which the mid-market team based in its Croydon office has moved to BDO Stoy Hayward. The move by SCi to BDO Stoy Hayward will therefore ensure continuity of personnel working on the SCI account."

For further information contact

SCi
Rob Murphy 020 7585 3308

Notes to Editor

About SCi

SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia, and The Great Escape.

END

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Website Fundamentals Share Price

SCI Entertainment - Litigation update

RNS Number:2239K
SCI Entertainment Group PLC
19 September 2001

SCI Entertainment Group plc

Update on SCi litigation against Titus

SCi has previously indicated that it has successfully taken legal proceedings in the UK against the French company, Titus, to recover monies owed to SCi in relation to a distribution agreement.

Earlier this year SCi announced that the Court of Appeal had rejected Titus' appeal and confirmed the decision that amounts claimed by SCi should be payable. The final amounts due were subject to a damages hearing during the summer.

The result of the damages hearing was that SCi was awarded full damages and costs totaling approximately £550,000, plus interest accruing at the rate of £104 per day. Titus was given 28 days to make payment. The due date for that payment has passed and Titus has not made payment, in clear contraventions of the Court's order.

SCi is, therefore, actively using all possible legal approaches, both in the U.K. and France to secure enforcement of the amounts awarded by the Court. When payment is received SCi will assess the extent to which it can release the provision of £600,000 made in its accounts for the year to 30 September 2000.

For further information contact:

SCi Entertainment Group Plc

Rob Murphy 020 7585 3308
robm@sci.co.uk

END

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Website Fundamentals Share Price

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SCI Entertainment - Doc re Circ. to Shareholders

RNS Number:1304K
SCI Entertainment Group PLC
17 September 2001

Doc Re Circular dated 13 September - Equity Line of Credit Facility of up to £5,000,000; Notice of EGM to be held on 12 October 2001

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

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SCI Entertainment - Equity line of cr

RNS Number:9820J
SCI Entertainment Group PLC
13 September 2001

02 FEB 20 AM 8:45

SCi update on trading and announces new £5m equity line of credit

SCi Entertainment Group Plc (SEG), one of Europe's leading publishers of computer and video games, today announces an update on trading and a new £5m equity line of credit.

Update on trading.

SCi's strategy is to acquire high profile rights and develop high quality content to exploit internationally across all commercially usable hardware platforms.

On 5th October 2001 SCi will release the first two major products under this strategy, The Italian Job on Sony Playstation and Rally Championship Xtreme on PC-CD Rom. The Board is pleased to announce that combined pre-orders for the two new releases are in excess of 500,000 units. The Directors believe this to be a strong endorsement of the Group's strategy.

The revenue from The Italian Job and Rally Championship Xtreme will benefit the financial year ending 30 September 2002. This revenue will provide a strong basis to our results for that financial year.

£5m equity line of credit.

SCi has today entered into an agreement with GEM Global Yield Fund Limited (" GEM Global") and GEM Advisors Inc. whereby GEM Global will provide SCi with up to £5m, in the form of an equity line of credit facility. The facility is structured as an option under which SCi may, if and when it feels necessary and within the terms of the agreement, require GEM Global to subscribe for ordinary shares in the Company up to an aggregate subscription price of £5 million. Importantly, SCi retains control of the amount and timing of any draw down on the credit line, subject to the terms of the agreement. The agreement is conditional upon the approval by SCi shareholders in respect of certain matters. Accordingly, an EGM will take place on 12 October 2001 to obtain the necessary approval.

The Board believes that its current strategy provides SCi with a strong product line-up at a time when the games industry will be entering a period of growth. However, in order to vigorously pursue its long-term objectives the Board wishes to have the flexibility to respond to opportunities, in particular to (a) further develop its brand portfolio, (b) continue the development of SCi MobileMedia and (c) fund the short-term working capital requirements arising from the release of successful products. The facility provides a lower cost method of raising capital finance than alternative sources of equity currently available to SCi.

In addition to the £5m equity line of credit facility, in order to broaden the sources of finance available to it, SCi has put in place working capital facilities potentially totaling up to approximately £2m.

Commenting on the agreement, Jane Cavanagh, Chief Executive of SCi said, "At a time when the success of The Italian Job and Rally Championship Xtreme are demonstrating the success of the Group's strategy, we are very pleased to secure the line of equity credit with GEM. The arrangement provides a strong base to our future financing and puts us in a strong position to continue the long-term growth of the Group."

For further information contact:

SCi Entertainment Group Plc
Rob Murphy 020 7585 3308
robm@sci.co.uk

Notes to Editor

About SCi Entertainment Group Plc

SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft Xbox, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia Titanium Angels, and recently The Great Escape.

END

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ARTHUR ANDERSEN

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Arthur Andersen
17 Lansdowne Road
Croydon
CR9 2PL
Tel 020 8688 1281
Fax 020 8666 9064
www.arthurandersen.com

Direct line 020 8666 9039
Direct fax 020 8666 9064

Our ref MW/dhc

31 August 2001

The Company Secretary
Sci Entertainment Group Plc
Unit 11, Ivory House
Plantation Wharf
Clove Hitch Quay
London
SW11 3TN

Dear Sirs

We hereby submit our resignation as auditors of the company with immediate effect.

In accordance with Section 394 of the Companies Act 1985, we confirm that there are no circumstances connected with our ceasing to hold office that we consider should be brought to the attention of the company's members or creditors.

Yours faithfully

Arthur Andersen

16

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SCI Entertainment - Product Launch

RNS Number:7334I
SCI Entertainment Group PLC
20 August 2001

SCI ENTERTAINMENT GROUP PLC

SCi TO LAUNCH GAME FOR MICROSOFT Xbox

SCi Entertainment Group Plc (SEG), one of Europe's leading publishers of computer and video games, today announces an agreement with Microsoft for SCi's forthcoming title Conflict: Desert Storm to be one of the first European Products to be released on the Xbox TM video game system from Microsoft.

Conflict: Desert Storm is an action stealth game based upon the events of the Gulf War. Players take charge of some of the best known and most feared special operations forces in the world, including Elite British SAS and the US Delta Force Squads. The game is being developed by Pivotal Games Ltd, one of the UK's most experienced development teams. Pivotal is owned 10% by SCi and 90% by Kaboom Developments, formerly Geoff Brown Holdings.

The Xbox platform is due to be launched in Europe in Spring of 2002. Microsoft has committed to a marketing budget of $0.5 billion, and it is widely predicted that it will become one of the dominant platforms in the gaming industry. A recent survey by IDG (May 2001) predicts that the installed base of the Xbox will reach 9.6 million units by the end of 2003.

Microsoft's decision to sign Conflict: Desert Storm to the Xbox Publishing Programme and give it a prominent role in its release schedule is a compliment to the skills of SCi and Pivotal Games.

Jane Cavanagh, Chief Executive of SCi, commented "We are delighted that Conflict: Desert Storm is receiving such strong support from Microsoft. We are expecting the title to be one of our major releases in 2002."

Rose Montgomery, Publisher Account Manager of Microsoft, said "Conflict: Desert Storm is an exciting multiplayer title with stunning graphics. We believe it will illustrate superbly the power of the Xbox."

Additionally, SCi has licensed the computer games rights to the classic wartime story, The Great Escape, from MGM, starring Steve McQueen. Pivotal will also be developing this license on several hardware platforms for SCi.

For more information, please contact:

Rob Murphy (Financial enquiries)
Tel: 0207 585 3308

Sam Forrest (Specialist Press enquiries)
Tel: 0207 585 3308

Alternatively, please visit our web site for the latest information on these and our other titles on:

www.sci.co.uk

Xbox and Microsoft are trademarks of Microsoft Corp.

About Xbox: Xbox (http://www.xbox.com/) is Microsoft's future-generation video game system that delivers new and unforeseen gameplay experiences - with more than three times the graphics performance of the newest generation of game systems, Xbox unleashes game designers' creativity to produce games that are challenging, exhilarating, surprising and fun.

About SCi: SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft Xbox, Nintendo Colour GameBoy, Nintendo Gameboy Advance, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia, Titanium Angels, and most recently The Great Escape.

20TH August 2001

END
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SCI Entertainment - Grant of Options

RNS Number:5300I
SCI Entertainment Group PLC
15 August 2001

SCI ENTERTAINMENT GROUP PLC

SHARE OPTION GRANTS TO DIRECTORS

The Company announces that on 14 August 2001, options were granted to directors as follows:

Jane Cavanagh	80,000
Bill Ennis	80,000
Rob Murphy	80,000

The options are exercisable between 14 August 2004 and 14 August 2007 at a price of 81 pence per share.

The options are exercisable provided that certain performance criteria set by the remuneration committee, which currently relate to share price performance compared with a published media sector average, are met.

15 August 2001

END

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SCI Entertainment - Product Launch

RNS Number:6622H
SCI Entertainment Group PLC
30 July 2001

FOR IMMEDIATE RELEASE 30 July 2001

SCi Mobile Media and Genie announce distribution deal

SCi Entertainment Group Plc (SEG) one of Europe's leading publishers of computer and video games, today announces a deal with Genie, BT Wireless' Mobile Internet portal, to distribute its online football management game, Genie Striker, to Genie users. The game has been developed by SCi Mobile Media.

Genie is one of Europe's leading mobile Internet brands, with over five and a half million registered users worldwide and UK WAP users on all mobile networks. Genie Striker is an innovative new game for the PC and mobile phone.

Mark Knutton, COO of SCi Mobile Media said:

"We are delighted to be working in partnership with such a high profile partner as Genie. The combination of their market presence and our high quality game makes this a very exciting deal for SCi and a significant step in the development of SCi Mobile Media."

Laurence Alexander, Managing Director of Genie UK also commented:

"Genie Striker will be a great addition to the games content on the Genie site. Content providers such as SCi enable us to offer a range of competitive and compelling mobile services."

Genie Striker will be launched in August.

For further information contact:

SCi 020 7585 3308
Mark Knutton

Buchanan Communications 020 7466 5000
Jeremy Garcia

Notes to Editor

About SCi Entertainment Group Plc

SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to

several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia Titanium Angels, and recently The Great Escape.

About Genie

Genie is BT Wireless' mobile Internet portal and is comprised of web and WAP portals in the UK, the Netherlands, Germany, Italy, Spain, France, Hong Kong, Japan, Korea and a WAP portal in Malaysia with more than 5.5 million registrations in total. One of the major players in the mobile Internet portal market, Genie offers content including cutting edge entertainment, mcommerce and games developed with partners like Amazon.com, Digital Bridges, Emap, Ladbrokes, MTV and Nokia. Also the latest sports, news and business information from Bloomberg, Europapress, the Guardian Unlimited, 451.com and T D Waterhouse. Genie launched the UK's first WAP flight check-in services with British Airways and features bargain travel discounts from lastminute.com. Genie has also partnered with world-leading portals AOL, MSN, Yahoo!, Freeserve, and top regional partners Asiacontent.com, Deutschebank, Hallmark, keljob.com, Postbank, Palm, Sportal, La Metro and Vitaminic.

Genie also functions as an application service provider (ASP) to network operators in conjunction with our partner, Seven, offering hosted, secure access to enterprise applications through an integrated customized portal. Genie also provides mobile Internet communications and portal services on a hosted basis in the Asia Pacific region. Other key partners include Openwave Systems, Amdocs, Looksmart, Siemens and Palm.

END
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Website Fundamentals Share Price

SCI Entertainment - Appointment

RNS Number:2553H
SCI Entertainment Group PLC
20 July 2001

SCi Entertainment Group plc

SCi appoints non-executive director

SCi Entertainment Group Plc, one of Europe's leading publishers of computer and video games, today confirms the appointment of Nigel Wayne as non-executive director.

Nigel Wayne (47) is a Fellow of the Institute of Chartered Accountants with considerable experience of the interactive entertainment industry. He was previously Finance Director of The Producers Limited, one of the leading independent providers of manufacturing logistics and e-commerce services to the games industry and also a consultant to successful niche games publishers Just Flight Limited and Maverick Interactive Limited.

Nigel is currently a director of The Producers Limited and was formally a director of Krusher Productions Limited.

There are no other details required to be disclosed by The Listing Rules.

The Company has granted 20,000 share options to Nigel Wayne at an exercise price of 47.5p. The exercise period for the options is 18 July 2004 to 18 July 2008. No consideration was paid for this grant of these share options. The options are exercisable, provided that certain performance criteria set by the remuneration committee, which currently relate to share price performance compared with a published media sector average, are met.

Enquiries: Rob Murphy 020 7585 3308

END

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SCI Entertainment - Director Shareholding

RNS Number:2467H
SCI Entertainment Group PLC
20 July 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

SCi Entertainment Group plc

2) Name of director

Robert Murphy

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
As in 2

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7) Number of shares/amount of stock acquired

100,000

8) Percentage of issued class
0.51%

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 5p each

12) Price per share

55p

13) Date of transaction
19 July 2001

14) Date company informed

19 July 2001

15) Total holding following this notification

103,000

16) Total percentage holding of issued class following this notification

0.52%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number
-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries
Robert Murphy

020 7585 3308

25) Name and signature of authorised company official responsible for making this notification

Date of Notification ...20 July 2001

END

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Companies House
— for the record —

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288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03121578

Company Name in full SCI ENTERTAINMENT GROUP PLC

	Day	Month	Year
Date of appointment	20	07	2001
†Date of Birth	09	08	1954

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): NIGEL KEITH

Surname: WAYNE

Previous Forename(s): Previous Surname(s):

Usual residential address BROOK COTTAGE

Post town: NORTHLEW Postcode: EX20 3NR

County / Region: DEVON Country: UK

†Nationality: BRITISH †Business occupation: ACCOUNTANT

†Other directorships (additional space overleaf): THE PRODUCERS LIMITED

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature X ND Date X 26/07/01

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed R. Murphy Date

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

IAN CHAPMAN, 11 IVORY HOUSE,
PLANTATION WHARF, LONDON
SW11 3TN Tel 020 7585 3308
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

22

Website Fundamentals Share Price

SCI Entertainment - Holding in Company

RNS Number:2295G
SCI Entertainment Group PLC
2 July 2001

Sci Entertainment Group plc (the "Company")

Holding in Company

The company received notification on 2 July 2001 that as a result of a sale on the 29th June 2001 of its holding of 1,264,267 Ordinary 5p shares (as included in an announcement by the company on 29 June 2001 of the wider interests of Halifax Group plc and its subsidiaries) The Equitable Life Assurance Society no longer has a notifiable interest in the company.

END

HOLELLFBFDBBBBL

(23)

Website Fundamentals Share Price

SCI Entertainment - Holding in Company

RNS Number:1649G
SCI Entertainment Group PLC
29 June 2001

Sci Entertainment Group plc (the "Company")

Holding in Company

The company received notification on 29 June 2001 that Halifax Group plc and its subsidiaries have interests in the shares of the company as follows:

Registered Holder	No of shares
Equitable Life Assurance Society	1,264,267
HSBC Global Custody Nominees (UK) Ltd A/C 744285	1,229
HSBC Global Custody Nominees (UK) Ltd 888582	554,512

Halifax Group plc's total holding is 1,820,008 which is 9.31% of the shares in issue, of which 9.3% is a non-material interest.

The above holding of the Equitable Life Assurance Society was notified earlier and was the subject of an announcement made on 25 June 2001.

END

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24

Website Fundamentals Share Price

SCI Entertainment - Interim Results

RNS Number:0908G
SCI Entertainment Group PLC
29 June 2001

For Immediate Release 29 June 2001

SCi Entertainment Group Plc

RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2001

SCi's strategy is to acquire high profile rights and develop high quality content to exploit internationally across all commercially viable platforms. Through this route SCi aims to become one of the leading companies in the European games industry. The Board remains confident that, as conditions in the games industries begin to improve over the next 12 months, the Group will see the benefits of this strategy.

In December 1999 the Group completed a fundraising to underpin its strategy. Since then, as has been widely reported, the games industry has been through a transitional period as consumers await the successful establishment of a new generation of console platforms. These conditions have been reflected in the losses reported by many companies in our industry. At the same time, Stock Market values of games companies have fallen significantly in line with the change in sentiment towards Techmark-style stocks since the Spring of 2000. As a result, at the time of writing, SCi's share price, like many of our competitors, is much lower than it has been for most of the last 18 months. In addition, the decision by our largest institutional investor, Equitable Life, to reduce its shareholding in SCi following its acquisition by the Halifax Group, has further depressed our share price in recent weeks.

The Board is fully committed to restoring and building SCi's market value. It believes that a concentration on its underlying strategy of developing high quality content is the best way of delivering a sustainable improvement in market value. We are confident that the quality of product releases over the next few months will begin to demonstrate the results of this strategy.

Corporate governance

Since the announcement of our results for the period to 30 September 2000 we have embarked on an exercise to examine the way in which we identify and manage business risks. This will become a regular exercise.

The findings of the exercise are positive. They indicate that we have in place systems for managing business risk that are appropriate to a Group of our size. Our systems in each area will continue to improve in response to changes in the business environment. In the accounting area we have:

1. Decided that Arthur Andersen should formally review the interim statements. This has taken place.

2. Reviewed our accounting policies against the larger companies in the games industry. In order to assist comparison against our leading competitors and to adopt best practice we have changed two policies; in respect of the treatment of development costs and the treatment of internally developed engines and utilities. We shall now be writing off all development costs and all engine costs as they are incurred. In both cases, this is the most conservative accounting policy possible and reflects best industry practice. These changes are reflected in the results to 31 March 2001 and the results for comparative periods have been restated.

The Group currently has no non-executive directors. We have been actively seeking new non-executive directors and have identified suitable candidates. We hope that we will soon be in a position to confirm their appointments.

Results for the period to 31 March 2001

As scheduled, the Group made no major new product releases during the six months ended 31 March 2001, and continued to invest in new products for the future. Accordingly, as previously indicated, the Group made a loss for the period. As further explained below, these losses were substantially increased by the effect of changes to new accounting policies.

£000s	Unaudited 6 months to 31 March 2001 £000s	Unaudited 6 months to 31 March 2000 £000s (as restated)	Audited 15 months to 30 September 2000 £000s (as restated)
Turnover	1,634	185	3,936
Loss on ordinary activities before tax	(6,244)	(2,499)	(6,156)
Loss per share	(31.89)p	(13.05)p	(36.60)p

Results for six months to 31 March 2001

For the six months to 31 March 2001 the Group has adopted two new accounting policies.

First, all development expenditure on new products will be expensed immediately in the profit and loss account. Previously, expenditure on products developed by third party teams was capitalised and written-off on the release of the product. The adoption of this policy reflects best industry practice and recognises the impact of the short period between establishing the commercial viability of a product and its release date. Second, all expenditure on software engines and utilities will be expensed immediately in the profit and loss account. Previously, expenditure on software engines and utilities was capitalised and amortised over three to four years. Again this new policy reflects best industry practice.

The net effect of the changes in accounting policy is to increase the loss for the period to 31 March 2001 by approximately £3m. This arises because during the period the Group was investing heavily in products that will be released in the 2002 financial year and onwards. The Board expects that the effect of the new policies on the results for the second half of the financial year will also be to reduce profits, but that this will not be the case for the 2002 Financial Year.

No major product releases were planned for the six months to 31 March 2001. In November 2000 the Group released Aqua Aqua across Europe to coincide with the launch of Sony Playstation 2. As has been widely reported, the availability of Playstation 2 at the time of its European launch was restricted. Consequently, sales of Aqua Aqua were lower than expectations.

In December 2000 Thunderbirds was released on Nintendo Colour Game Boy in the UK. Thunderbirds has proved successful, achieving a high chart position, attracting strong reviews and exceeding sales expectations in the UK. However, because the margins on Game Boy products are relatively low and, during the first half, Thunderbirds was only been released in the UK, the success of Thunderbirds did not have a significant impact on our results for the period. Nevertheless, Thunderbirds has made a positive contribution and should continue to do so as the product is launched in other countries in line with Carlton's planned rollout of the TV series. Thunderbirds has begun to demonstrate the value of a strong licence and high quality development.

In March 2001 SWIV was released on Nintendo Colour Game Boy. This popular title has now been released on over nine formats.

Status of exceptional provisions made in period to 30 September 2000

During the last financial period the Group made two exceptional provisions, a provision of £0.7m against our investment in Music 3w and a provision of £0.6m against a bad debt.

We have recently learnt that Music 3w will be placed in voluntary liquidation. Accordingly we have made a further provision of £167,000 against the carrying value of its investment to reduce the carrying value to £nil. This has been charged against results in the period to 31 March 2001.

In relation to the bad debt we have received more positive news. The provision was against a debt due from a French company called Titus. Titus's appeal to the Court of Appeal was heard in April. The Court of Appeal rejected the appeal and refused permission for an appeal to the House of Lords. The next stage in this process is for a Damages hearing. Only after learning the results of this hearing we will assess the extent, if any, to which the provision of £0.6m may be released.

Outlook for full year and year to 30 September 2002

During the second half of the financial year we plan to release two new products. Our subsidiary company, Actualize plans to release The 3D Gamemaker on PC in August 2001. The 3D Gamemaker is a unique product that allows customers to create, play and share their own games. In addition, the second half of the financial year will include revenue from a Thunderbirds Multimedia pack (released in April 2001) and Print pack (planned for September 2001). Further Thunderbirds products are in development.

A very limited number of releases, combined with the effect of our new accounting policies, means that the results for the year to 30 September 2001 will show a loss.

The Board believes, however, that the outlook for the year to 30 September 2002 is very strong. In October 2001 we plan to release The Italian Job on Sony Playstation. The interest in the brand and the quality of the product is already attracting a large amount of coverage in the computer games press. The largest UK Playstation magazine, Official Playsation Magazine, published by Sony, has guaranteed to give over 30 pages of coverage to the game before its release. This will include a front cover and two cover mount demos. Initial sales orders for The Italian Job throughout Europe are encouraging.

In October 2001, Actualize plans to release the latest in the successful Rally Championship franchise, Rally Championship Extreme. Rally Championship Extreme will initially be launched on PC with console versions planned for later in the financial year. It features three new rallies based in the United States, the Artic and the Sahara plus all the cars from the current World Rally Championship. The Rally series has a strong sales record. Pre-orders for Rally Championship Extreme suggest that this record will be maintained.

Both The Italian Job and Rally Championship Extreme will be ready for release from September 2001 onwards. However, their launches in October 2001 are timed to maximise sales in the light of potentially competing products, retailer plans and the build up of the Christmas market.

The majority of our other products planned for the 2002 financial year will involve one or more of the Next Generation console platforms, being Sony Playstation 2, Microsoft X-Box, Nintendo Game Cube and Nintendo Game Boy Advance. Most industry commentators believe that the next 12 months will see strong growth of these platforms. For example, a recent survey by IDG (May 2001) estimates that the installed base of Playstation 2 in North America and Europe will reach 46 million units by the end of 2003 (compared to less than 2 million units at the end of 2000). By the same period the Microsoft X-Box installed base is predicted to reach 9.6 million units in North America and Europe.

The timing of each release and the plans for each platform will be announced as we finalise our schedules for each game. The Board is confident that our portfolio of titles in development including Conflict Desert Storm, Gumball Rally, Titanium Angels and Thunderbirds provide a strong basis for the second half of the 2002 financial year.

SCi MobileMedia

SCi MobileMedia commenced trading on 1 October 2000. Its strategy is to exploit the opportunities offered by increasingly sophisticated mobile devices.

In April 2000 we announced a strategic agreement with Digital Bridges, a leading provider of interactive entertainment for wireless applications, for the distribution of a Thunderbirds game to be played by WAP phones.

The game, to be launched later in 2001, will allow Thunderbirds fans to play an adventure-based game using their mobile phone. It will be distributed through Digital Bridges' network of over twenty one leading mobile network operators in the UK, Europe, North America, Latin America, and the Far East, including many of the biggest mobile operator portals in the world today.

SCi MobileMedia continues to work on two other products, findablinddate.com and The People's Game. We are at an advanced stage of discussions with a number of further strategic partners and expect to be in a position to make further announcements over the coming months.

Actualize

Actualize has been part of SCi for just over 12 months. Although its first new products under SCi ownership will not be released until September 2001, it has made a strong contribution to the Group throughout this period through back catalogue sales. We expect to see the real value of the acquisition later this calendar year when the next new products in the Rally Championship series (described under Outlook above) are launched.

Actualize was acquired in May 2000. Under the terms of the contract the minimum consideration (including acquisition expenses) was approximately £3.5m with further payments payable contingent on the performance of Actualize in the period to 31 December 2001. At 31 March 2001 the Group had paid £2.1m of the minimum consideration and continues to estimate that the contingent payment will be approximately £0.8m. All amounts owing to Actualize, including our estimate of contingent consideration, are accrued for at 31 March 2001.

Working capital

At 31 March 2001 the Group had net cash of £3.9m and no gearing. The Board remains confident that it has sufficient working capital to achieve its plans and the flexibility to respond to any changes in market conditions. We have made substantial investments in new products over the last 18 months and we will see revenues from those products as the games are launched from October 2001 onwards.

Investor relations

Over the last 12 months the Group, in common with other companies in our sector, has experienced a substantial fall in its market value. As explained earlier the conditions in the games market combined with Stock Market sentiment towards the game sector have played a major role in this fall.

The Board believes that the long-term value of the Group depends on the quality of its products. We fully anticipate, therefore, that the results for the 2002 financial year onwards will reflect the quality of the products that we will bring to market over the next 12 months.

Having made such a substantial investment in our products, and without diverting attention from our core business, we recognise the need to communicate the value of our strategy to our existing and potential investors. We do plan to step up a programme of communication with institutional investors and will encourage analysts to increase the frequency of research notes. We have always attempted to respond to specific questions from all shareholders and will continue this policy.

Jane Cavanagh

Chief Executive

29 June 2001

Contacts

SCi Entertainment Group Plc - Rob Murphy 020 7585 3308

Buchanan Communications - Mark Edwards/Jeremy Garcia 020 7466 5000

Sci Entertainment Group Plc

Consolidated profit and loss account
For the six months ended 31 March 2001

	Unaudited 6 months ended 31 March 2001	Unaudited 6 months ended 31 March 2000 as restated (see note 3)	Audited 15 months ended 30 September 2000 as restated (see note 3)
	£000s	£000s	£000s
Turnover	1,634	185	3,936
Cost of sales	(1,369)	(68)	(801)
Gross profit	265	117	3,135
Development costs	(3,471)	(1,587)	(5,301)

Other administrative expenses	(2,720)	(973)	(3,262)
Depreciation and write down of fixed assets	(502)	(103)	(1,057)
Administrative expenses	(6,693)	(2,663)	(9,620)
Operating loss	(6,428)	(2,546)	(6,485)
Interest payable (net)	184	47	329
Loss on ordinary activities before taxation	(6,244)	(2,499)	(6,156)
Tax on profit (loss) on ordinary activities	-	266	(142)
Loss for the on ordinary activities after taxation	(6,244)	(2,233)	(6,298)
Loss per share	(31.89p)	(13.05)p	(36.6)p

Statement of total recognised gains and losses

	£000s	£000s	£000s
Loss for the financial period	(6,244)	(2,233)	(6,298)
Total recognised gains and losses for the period	(6,244)	(2,233)	(6,298)
Prior year adjustment (see note 4)	(4,958)		
Total gains and losses recognised since last annual report	(11,202)		

All amounts relate to continuing operations. The accompanying notes are integral part of this consolidated profit and loss account and statement of total recognised gains and losses.

SCi Entertainment Group Plc

Consolidted balance sheet
31 March 2001

	Unaudited 31 March 2001	Unaudited 31 March 2000 as restated (see note 3)	Audited 30 September 2000 as restated (see note 3)
	£000s	£000s	£000s
Fixed assets			
Goodwill	4,846	-	5,110
Tangible assets - other	287	168	227
Investments	500	850	367
	5,633	1,018	5,704
Current assets			
Stocks - finished goods for resale	210	37	148

Debtors - due within one year	1,754	3,017	4,878
Cash at bank and in hand	3,912	13,379	9,134
	5,876	16,433	14,160
Creditors: Amounts falling due within one year	(2,905)	(952)	(5,016)
Net current assets	2,971	15,481	9,144
Total assets less current liabilities	8,604	16,499	14,848
Creditors: Amounts falling due after more than one year	(1,182)	(20)	(1,182)
Net assets	7,422	16,479	13,666
Capital and reserves			
Called-up equity share capital	979	978	979
Share premium account	24,675	24,628	24,675
Merger reserve	464	464	464
Profit and loss account	(18,696)	(9,591)	(12,452)
Equity shareholders' funds	7,422	16,479	13,666

Sci Entertainment Group Plc

Consolidated cash flow statement
For the six months ended 31 March 2001

	Note	Unaudited 6 months ended 31 March 2001 £000s	Unaudited 6 months ended 31 March 2000 £000s	Audited 15 months ended 30 September 2000 £000s
Net cash outflow from operating activities	7	(3,143)	(2,858)	(7,666)
Returns on investments and servicing of finance				
Net interest received		190	62	358
Interest element of finance lease rentals		(6)	(15)	(29)
		184	47	329
Tax paid		-	-	(89)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(141)	(22)	(103)
Sale of tangible fixed assets		10	-	25
Purchase of investments		(300)	(850)	(1,067)
		(431)	(872)	(1,145)
Acquisitions				
Investment in subsidiary undertaking		(1,800)	-	(57)
		-	-	(57)
Net cash (outflow) inflow before financing		(5,190)	(3,683)	(8,628)

	Note			
Financing				
Issue of ordinary share capital		-	19,994	20,042
Capital element of finance lease rentals		(32)	(90)	(47)
		(32)	19,904	19,995
(Decrease) Increase in cash in the period	8	(5,222)	16,221	11,367

SCi Entertainment Group Plc

Notes to the accoutns

1. The interim financial information set out herein relating to the results of SCi Entertainment Group Plc ("the Company") and subsidiary undertakings ("the Group") for the fifteen months ended 30 September 2000 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1995. The Group's auditors have audited the statutory accounts for the fifteen months ended 30 September 2000 and have issued an unqualified report thereon within the meaning of section 235 of the Companies Act 1985 and these accounts have been delivered to the Registrar of Companies.

The Directors approved the interim financial information on 29 June 2001. A copy of this report will be sent to shareholders and further copies are available from the Company's registered office, 11 Ivory House, Plantation Wharf, London SW11 3TN and the Company's website at www.sci.co.uk.

2. The interim financial information has been prepared on a going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

3. The interim financial statements have been prepared using the accounting policies set out in the Group's 2000 Report and Accounts except for the changes in accounting policy described in note 4. The figures reported for the fifteen months ended 30 September 2000 have been extracted from the 2000 Report and Accounts but have been restated for the changes in accounting policy.

4. The Group has made two changes to accounting policies. In the opinion of the Directors both changes more fairly present the financial position of the Group and it's results for the period. In particular, they facilitate a clear comparison between the results of the Group and those of it's major competitors.

Development costs and work-in-progress

All costs of development will now be written off as incurred. Accordingly, the Group will show no work in progress. Previously, development costs incurred on games developed by third party contractors, plus licence fees paid to third parties for intellectual properties, were recorded as work in progress. Work in progress was fully written off to the profit and loss account following the games release, unless previously written-off.

Software engines and utilities

All costs of developing software engines and utilities will now be written off as incurred. Accordingly, the Group will show no software engines and utilities in its balance sheet. Previously the cost of software engines and utilities was capitalised and depreciated on a straight-line basis over 3-4 years.

The changes in accounting policy have resulted in a prior year adjustment of £ 4,957,820. This has had the effect of reducing shareholders' funds at 30 September 2000 from £18,623,504, as previously reported, to £13,665,684. The effect on the reported results for the 15 months to 30 September 2000 is to reduce profits by £3,203,000 and for the 6 months ended 31 March 2000 by £ 1,149,000.

5. The calculation of loss per share is based upon the consolidated loss after taxation of £6,243,590 (2000 - loss £2,233,000) divided by the weighted average number of ordinary shares in issue in the six-month period to 31 March 2001 of 19,578,504 and in the six-month period to 31 March 2000 of 17,113,307.

6. The Directors of the Company do not propose the payment of a dividend.

7. Reconciliation of operating loss to net cash outflow from operating activities.

	Unaudited 6 months to 31 March 2001 £000s	Unaudited 6 months to 31 March 2000 £000s	Audited 15 months to 30 September 2000 £000s
Operating loss	(6,428)	(2,546)	(6,485)
Depreciation charges	71	103	162
Write down of fixed assets	167	-	700
Goodwill amortisation	264	-	195
Profit on sale of tangible fixed assets	-	-	(15)
(Increase) decrease in stocks	(62)	30	(81)
(Increase) decrease in debtors	3,124	(132)	(1,748)
Increase (decrease) in creditors	(279)	(313)	(394)
Net cash inflow (outflow) from operating activities	(3,143)	(2,858)	(7,666)

8. Analysis of net (debt) funds

	1 October 2000 £000s	Cashflow £000s	31 March 2001 £000s
Cash at bank and in hand	9,134	(5,222)	3,912
Finance leases	(154)	32	(122)
Loan notes	(1,060)	-	(1,060)
Net cash	7,920	(5,190)	2,730

END

IR DKFKPOBKDNAB

25

Website Fundamentals Share Price

SCI Entertainment - Holding in Company

RNS Number:7788F
SCI Entertainment Group PLC
25 June 2001

Sci Entertainment Group plc

On 23 June 2001, the Company received notification from the Equitable Life Assurance Society that, as a result of a sale of 191,158 Ordinary 5p shares on the 21st June 2001, the Equitable Life Assurance Society has an interest in 1,264,267 shares in the company, representing 6.47 per cent of the issued share capital.

END

HOLBELFLFQBLBBZ

26

Website Fundamentals Share Price

SCI Entertainment - Holding in Company

RNS Number:6089F
SCI Entertainment Group PLC
20 June 2001

SCi Entertainment Group plc

Holding in Company

The Company received notification on 20 June 2001 that The Equitable Life Assurance Society has, as a result of a sale of 173,780 Ordinary 5p shares, on 19 June 2001, an interest in 1,455,425 shares in the Company, representing 7.44 per cent. of the issued share capital.

END

HOLDBLFLFQBFBBQ

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

27

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03121578

Company Name in full SCI ENTERTAINMENT GROUP PLC

	Day	Month	Year
Date of termination of appointment	30	04	2001

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) CHARLES JOHN CUTHBERTSON

Surname LEVISON

	Day	Month	Year
†Date of Birth	06	11	1961

A serving director, secretary etc must sign the form below.

Signed R. Murphy **Date** 28/5/01

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

IAN CHAPMAN, 11 IVORY HOUSE,
PLANTATION WHARF, LONDON
SW11 3TN Tel 020 7585 3308
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

28

Company Number	03121578
Company Name in full	SCI ENTERTAINMENT GROUP PLC

	Day	Month	Year
Date of termination of appointment	26	04	2001

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME	
*Style / Title	MR
*Honours etc	
Forename(s)	CLIVE NATHAN
Surname	CARVER

	Day	Month	Year
†Date of Birth	16	01	1961

A serving director, secretary etc must sign the form below.

Signed R. Murphy **Date** 28/5/01

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

IAN CHAPMAN, 11 IVORY HOUSE, PLANTATION WHARF, LONDON
SW11 3TN Tel 020 7585 3308
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

29 30

Website Fundamentals Share Price

SCI Entertainment - Doc re Report and Accounts

RNS Number:5367B
SCI Entertainment Group PLC
3 April 2001

Doc Re Annual Report and Accounts for the Fifteen Months ended 30 September 2000

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END
ACSSSMFFDSFSESL

31

SCI Entertainment - Accounts posted

RNS Number:3982B
SCI Entertainment Group PLC
2 April 2001

SCi Entertainment Group - annual report posted

SCi Entertainment Group today posts its annual report for the period to 30 September 2000 containing the following Chairman's statement:

"Chairman's Statement

Over the last 18 months the Group has taken several steps towards its aim of being one of Europe's leading publishers of entertainment software and creators of new media content. Our aim is to establish a portfolio of high quality brands to exploit across commercially successful platforms and distribution channels. Since our last annual report we have:

* established exclusive US distribution arrangements with SVG Inc. providing minimum sales guarantees for a selection of SCi's future products.

* acquired Actualize, creators of the highly successful Rally Championship series.

* acquired more high profile licences including Thunderbirds (acquired December 1999) and The Great Escape (acquired October 2000).

* been awarded licences by Sony, Microsoft and Nintendo to develop and publish products for the Playstation 2, X Box and Gameboy Advance.

Our portfolio of intellectual properties now includes Carmageddon, Thunderbirds, The Italian Job, Rally Championship, Titanium Angels, Desert Storm and The Great Escape.

Our strategy is to develop high quality products for these properties, particularly for exploitation on Next Generation consoles such as Sony Playstation 2, Microsoft X-Box and Nintendo Game Boy advance.

Market conditions and trading results

It has been widely predicted that the launch of Next Generation consoles will have a strong positive effect on the computer games market. The anticipation of the new consoles resulted in transitional market conditions over the last 12 months. The much anticipated European launch of the Sony Playstation 2 did not take place until 24 November 2000, with an initial ship out of hardware that was far below the demand for the product. Consequently, for much of the last 12 months many consumers have been delaying software purchasing decisions.

Like many companies in the industry, this had an adverse effect on our results. During the period to 30 September 2000 the Group recorded a loss before exceptional items of £1.65m (1999 12 months: profit £1.69m). After allowing for exceptional charges of £1.3m, the loss before tax is £2.95m (1999 12 months: profit £1.7m).

During the period to 30 September 2000 SCi released four new products, Carmageddon TDR 2000 (PC), Mille Miglia (Sony Playstation), Cool Bricks and Alfred's Adventure (Nintendo Colour Game Boy). Continued sales of the Carmageddon franchise illustrate the value of the Group's strategy of building brands that can be exploited across multiple formats. In addition, following the acquisition of Actualize, the Group benefited from sales of the latest International Rally Championship products on both PC and Sony Playstation. The Rally Championship franchise has now sold over 10m units, making it one of the strongest brands in the industry.

Our back catalogue of titles continued to generate important revenue for the Group, especially Carmageddon and, more recently, the Actualize catalogue of Rally Championship titles. Carmageddon 1 continues to be a popular budget title for the PC. In addition, SCi granted Gameplay worldwide rights to distribute digitally its back catalogue of games titles, as part of a long-term exclusive partnership for digital distribution of PC titles in Europe.

Over recent years the Group has established a valuable portfolio of engines, technology and intellectual property. Our technology includes the rights to the Carmageddon physics engine, widely regarded as one of the most advanced driving engines in the industry. During the period the Group generated its first income from the licensing of this technology to third parties.

The results for the period included two exceptional charges, £0.6m relating to a provision against the possible non-recovery of a debtor and £0.7m relating to a provision against the carrying value of the Group's investment in the Internet music portal music3w.com.

It was extremely disappointing to have to inform shareholders of the substantial shortfall against previous expectations at a very late stage. This resulted from the exceptional items referred to above plus adjustments in respect of revenue recognition on a contract and the treatment of provisions on consolidation.

As I state later in my statement, the Board is undertaking a full review of its risk management and internal controls to ensure that such an event could

not re-occur.

Current trading

Since the end of the financial period, trading conditions for the market as a whole have continued to be difficult. Many companies in the industry have announced disappointing results in this period.

Sony launched Playstation 2 in Europe on 24 November 2000, but with a much lower installed base than they originally expected. Consequently, launch products for this platform, such as Aqua Aqua released by SCi, have performed satisfactorily but, to date, have not generated the volume of sales generated by launch products for the original Sony Playstation.

SCi has launched one other product since the end of the financial period, Thunderbirds on the Nintendo Colour Game Boy. Thunderbirds was a good success over Christmas, receiving an award from Electronics Boutique as best Game Boy game of the year and selling substantially in excess of our original forecasts.

To date, Thunderbirds has only been released in the UK, and will be rolled out to the rest of the world in conjunction with the release by Carlton of the TV series. Due to the low margins earned by publishers on the Nintendo Game Boy format the success of Thunderbirds to date will not have a major impact on our interim results for the period to 31 March 2001. In accordance with the Board's expectations, our first half results for the period to 31 March 2001 will result in a loss.

Outlook

Market conditions are expected to become more favourable at some point over the next 12 months. Indeed, many commentators believe that the Games industry is about to enter a period of strong growth. Sony announced on 23 March 2001 that it had achieved cumulative worldwide shipments of 10 million units of Playstation 2 since its launch in Japan in March 2000. In 2002, Microsoft is to enter the market with the launch of the X-Box. Both Sony and Microsoft are expected to put very substantial marketing budgets behind these platforms, with Microsoft's budget reported to be approximately $0.5bn. A recent market survey by Screen Digest suggests that over the period from 1999 to 2004 the volume of console games sold in Europe alone will grow by 89 per cent.

As in recent years, we expect the balance of our income to be weighted towards the second half of the year. The Group has a strong line up of products for the current financial year including The Italian Job, further versions of Thunderbirds and the latest in the International Rally Championship series.

With valuable content, controlled overheads and a strong balance sheet the

Group is ready to capitalise on the expected improvement in the market when it materialises following the growth in installed base of Next Generation consoles, but this may not be until 2002. Therefore, whilst the Board hopes that the shortfall in the first half results will be made good in the second half, the Board will frequently review its assumptions and, if appropriate, advise shareholders of any potential impact on the results for the current financial year.

Dividend

The Company will not be paying a dividend in respect of the period just ended.

Corporate Governance

In the light of the shortfall from the directors' expectations for the period ended 30 September 2000, the Board is undertaking a thorough review of its risk management and internal controls, both financial and operating, to ensure that its Corporate Governance in this area is as strong as possible.

Directors and staff

Due to pressure of work in other areas I have concluded that I am no longer able to continue to provide my services to the Group and have therefore advised the Board that I will be resigning as Chairman at the end of April 2001. Clive Carver is in a similar position and will not be seeking re-election at the AGM. The Board is actively searching for two suitable non-executive directors to replace Clive and myself and in addition, a further non-executive director to bring the total number of non-executives to three.

Rob Murphy has indicated that he would like to move to a broader operational role within the Board. We are therefore actively recruiting a suitable replacement as Finance Director.

I would like to thank all of the staff of SCi who have worked so hard during the period.

Future strategy

The Group has substantially improved its US distribution model through a multi-product distribution partnership with SVG. By working with SVG over a range of products and having much greater control over marketing and PR the

Board believes that the Group can maximise it's margins and brands in the United States whilst keeping overheads at a reasonable level. Additionally this partnership brings minimum sales guarantees to the Group, the principal benefit of which should be seen in the year ending September 2002.

During the year the Group announced the formation of SCi MobileMedia, which formally started trading on 1 October 2000. The market for games played through mobile devices is widely predicted to grow. SCi's strategy in the mobile area is to create compelling content appropriate to the platform and bring those products to market through a profitable business model.

The first three MobileMedia products, Thunderbirds, findablinddate.com and The People's Game are in development. It is intended that each of the products will be made available through agreements with telecom operators enabling SCi to minimise set up costs, maintain SCi branding for the products and generate revenue.

Our long-term strategy continues to be to acquire valuable content and develop high quality brands. Over the last 18 months the Group has moved from a high dependence on the Carmageddon brand to owning a portfolio of potentially successful brands that includes Thunderbirds, The Italian Job, The Great Escape, Titanium Angels, Gumball Rally and Desert Storm. We will aim to exploit those brands throughout the world on all commercially successful platforms. The convergence of technologies, increasingly linked by broadband networks, will enable consumers to access games from a variety of devices including mass consumer devices such as mobile phones and digital TV. This will broaden the appeal of games and interactive software to a much wider demographic group. However, in order to minimise financial risk, the Group will only move to new platforms when a clear and profitable business model emerges for the platform.

Charles Levison

29 March 2001"

Contact:

Mark Edwards - Buchanan Communications 020 7466 5000

Rob Murphy - SCi Entertainment Group 020 7585 3308

END

MSCDKKKPQBKDANN

Website Fundamentals Share Pric

(32)

SCI Entertainment - Re Alliai

RNS Number:8736X
SCI Entertainment Group PL
26 January 2001

02 FEB 20 AM 8:56

For Immediate Release 26 January 2001

SCi Entertainment Group Plc

STRATEGIC DISTRIBUTION PARTNERSHIP FOR NORTH AMERICA

Forecast revenue of $4,300,000

SCi Entertainment Group Plc ("SCi"), one of Europe's fastest growing publishers of entertainment software and new media content today announces a strategic North American distribution relationship with SVG, the distribution arm of Crave Entertainment Inc.

SCi has entered into a long-term strategic distribution partnership with Crave Entertainment Inc. Under the agreement Crave's distribution company, SVG, will exclusively distribute a selection of SCi's forthcoming products in North America over the next three years. The products will be published by SCi who will control PR and marketing. SCI will establish a marketing and PR team in the United States, working closely with SVG. SVG has made minimum unit guarantees for each of SCi's products with total forecast revenue of $4.3m

Commenting on the agreement Jane Cavanagh, CEO of SCi said,

"This is a very significant development for SCi. By establishing a North ase control over launch dates and marketing. By working exclusively with SVG we will minimise overheads and benefit from the strength of SVG's extensive distribution channels."

For further information, please contact:

SCi Entertainment Group Plc
Jane Cavanagh, Chief Executive 020 7585 3308
Rob Murphy, Finance Director

Buchanan Communications 020 7466 5000
Mark Edwards
Jeremy Garcia

Notes to editors

SCi Entertainment Group Plc
SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia, Gumball Rally, Titanium Angels, and The Great Escape.
END

SALPUUMAGUPGGRA

Website Fundamentals Share Price

33

SCI Entertainment - Final Results

RNS Number:8734X
SCI Entertainment Group PLC
26 January 2001

For Immediate Release 26 January 2001

SCi Entertainment Group Plc

Preliminary results for the 15 months ended 30 September 2000

Chairman's statement

During the period to 30 September the Group has recorded a loss before exceptional items of £1.7m (1999 12 months: profit £1.7m). After allowing for exceptional charges of £1.3m, the loss before tax is £2.9m (1999 12 months: profit £1.7m).

The results for the period are below the directors' expectations and arise principally because of three factors;

1. Exceptional charges relating to a provision against the possible non-recovery of a debtor.

2. Exceptional charges relating to a provision against the carrying value of the Group's investment in the Internet music portal music3w.com.

3. Adjustments in respect of revenue recognition and the treatment of provisions on consolidation.

It was extremely disappointing to have to inform shareholders of the substantial shortfall against expectations at a very late stage. However, I wish to emphasise that the items giving rise to the shortfall against expectations include substantial judgements on asset values for which there is no immediate cash effect. They therefore leave the Group with a strong balance sheet and with committed revenues that should benefit the current and future years, primarily the year ending 30 September 2002. In addition, at a time when the computer games market is widely predicted to be entering a more positive period the underlying business of the Group remains strong. Since our last annual results, the Group has taken several steps towards its aim of being one of Europe's leading publishers of entertainment software and creators of new media content. These steps include the:

- establishment of exclusive US distribution arrangements with SVG Inc (announced today) comprising minimum sales guarantees for a selection of SCi's future products.

- acquisition of Actualize, creators of the highly successful Rally Championship series.

- acquisition of more high profile licences including Thunderbirds and The Great Escape.

- move to the Official List of the London Stock Exchange.

- award of licences by Sony, Microsoft and Nintendo to develop and publish products for the Playstation 2, X Box and Gameboy Advance.

Contact:

Jane Cavanagh/Rob Murphy
SCi Entertainment Group Plc
Today only - 020 7466 5000
Thereafter - 020 7585 3308

Mark Edwards/Jeremy Garcia
Buchanan Communications
020 7466 5000

Results

	Unaudited 15 months to 30 September 2000	12 months to 30 June 1999
	£000s	£000s
Turnover	3,936	8,046
(Loss) profit before exceptional items	(1,653)	1,686
(Loss) profit on ordinary activities before tax	(2,953)	1,686
Earnings per share	(17.99p)	13.18p

Review of operations for the 15 months to 30 September 2000

Market conditions and trading results

Over the last 12 months the games industry has experienced a substantial transition. The major cause of this transition arose from the introduction by platform manufacturers of Next Generation consoles, particularly in the case of Sony whose Playstation has had such an impact on the industry in recent years. The much anticipated European launch of the Sony Playstation 2 did not take place until 24th November 2000, with an initial ship out of hardware that was far below the demand for the product. Consequently, for much of the last 12 months many consumers have been delaying software purchasing decisions.

During the period to 30 September 2000 SCi released four new products, Carmageddon TDR 2000 (PC), Mille Miglia (Sony Playstation), Cool Bricks and Alfred's Adventure (Nintendo Colour Game Boy). Continued sales of the Carmageddon franchise illustrate the value of the Group's strategy of building brands that can be exploited across multiple formats. In addition, following the acquisition of Actualize, the Group benefited from sales of the latest International Rally Championship products on both PC and Sony Playstation. The Rally Championship franchise has now sold over 10m units, making it one of the strongest brands in the industry.

The Group's principal product releases all occurred in September 2000. As a result only the initial ship out of products to retailers and distributors benefited the period to 30 September 2000. In addition, the market at this point was experiencing considerable uncertainly in the lead up to the European launch of Sony Playstation 2.

Our back catalogue of titles continued to generate important revenue for the Group, especially Carmageddon and, more recently, the Actualize catalogue of Rally Championship titles. Carmageddon 1 continues to be one of the most popular budget titles for the PC. In addition, SCi granted Gameplay worldwide rights to distribute digitally its back catalogue of games titles, as part of a long-term exclusive partnership for digital distribution of PC

titles in Europe.

Over recent years the Group has established a valuable portfolio of engines, technology and intellectual property. Our technology includes the rights to the Carmageddon physics engine, widely regarded as one of the most advanced driving engines in the industry. During the year the Group generated its first income from the licensing of this technology to third parties.

Our intellectual property has grown considerably in recent years and now includes Thunderbirds, The Great Escape, The Italian Job, Gumball Rally, Mille Miglia, Carmageddon and International Rally Championship. Our strategy is to exploit this intellectual property over as many formats as possible. This generates income for the Group and maximises worldwide awareness of the brands.

Outlook for the market

There is every indication that market conditions will be favourable over the next 12 months. Indeed, many commentators believe that the Games industry is about to enter a period of potentially explosive growth. Following the launch of Playstation 2 in Europe and North America Sony expects an installed base of three million units in Europe by March 2001. By early 2002, Microsoft is due to have entered the market with the launch of the X-Box. Both Sony and Microsoft are expected to put very substantial marketing budgets behind these platforms, with Microsoft's budget reported to be approximately $0.5bn. A recent market survey by Screen Digest suggests that over the period from 1999 to 2004 the volume of console games sold in Europe alone will grow by 89 per cent.

The board continues to believe that the launch of Next generation console platforms creates significant opportunities for SCi. SCi is a licensed developer for Sony Playstation 2, Microsoft X-Box and Nintendo Game Boy Advance. We have a strong portfolio of high quality games planned for development on Next Generation platforms, and to be launched in the first 12 months of the new platforms, when demand for high quality content is expected to be at its highest.

SCi MobileMedia

During the year the Group announced the formation of SCi MobileMedia, that formally started trading on 1 October 2000. The market for games played through mobile devices is widely predicted to grow. SCi's strategy in the mobile area is to create compelling content appropriate to the platform and bring those products to market through a profitable business model.

The first three MobileMedia products, Thunderbirds, findablinddate.com and The People's Game are in development. Each of the products will be made available through an interconnect agreement with telecom operators enabling SCi to minimise set up costs, maintain SCi branding for the products and generate revenue.

Working capital

In December 1999 the Group completed a successful placing and open offer to raise gross proceeds of £20m. The proceeds of this placing are being used to invest in high quality intellectual property and the development of products for Next generation consoles.

Dividend

The Company will not be paying a dividend in respect of the period just ended.

Official List

In March 2000 the Group completed its move to the Official List of the London Stock Exchange. In the long-term the Board believes this move will benefit shareholders by raising the profile of the Group with analysts and attracting institutional investors who were unable to hold AIM stocks.

Corporate Governance

In the light of the shortfall from the directors' expectations the Board is to undertake a thorough review of its internal controls, both financial and operating, to ensure that its Corporate Governance in this area is as strong as possible.

Current trading, outlook and future strategy

Trading conditions in the period since the end of the financial year have been favourable for SCi. All of the company's principal products, Carmageddon TDR 2000 (PC), Mille Miglia (Sony Playstation), Aqua Aqua (Sony Playstation 2) and Thunderbirds (Nintendo Colour Game Boy) have featured in the charts. Sales of Thunderbirds have been particularly strong in line with the huge interest in Thunderbirds merchandise. Further Thunderbirds games are planned for 2001 and beyond.

The Group has a strong line up of products for the current financial year including Thunderbirds, The Italian Job and the latest versions of International Rally Championship. These products are expected to provide a strong base to our results for the current year. As in recent years, we expect the balance of our income to be weighted towards the second half of the year. However SCi, with valuable content, controlled overheads and a strong balance sheet is ideally placed to capitalise on the expected improvement in the market.

As announced today, we have substantially improved on our US distribution model through a multi-product distribution partnership with SVG. By working with SVG over a range of products and having much greater control over marketing and PR we believe that we can maximise our margins and brands in the US whilst keeping the overheads in the United States to a reasonable level. Additionally this partnership brings minimum sales guarantees to the Group.

Our long-term strategy continues to be to acquire valuable content and develop high quality brands. We will aim to exploit those brands throughout the world on all commercially successful platforms. The convergence of technologies, increasingly linked by broadband networks, will enable consumers to access games from a variety of devices including mass consumer devices such as mobile phones and digital TV. This will broaden the appeal of games and interactive software to a much wider demographic group. However, in order to minimise financial risk the Group will only move to new platforms when a clear and profitable business model emerges for the platform.

Charles Levison

26 January 2001

SCi Entertainment Group Plc

Consolidated unaudited profit and loss account for the 15 months ended 30 September 2000

			Unaudited 15 months to 30 September 2000 £000	12 months to 30 June 1999 £000
	Trading	Exceptional		

			(Note 6)		
Turnover					
Continuing		3,362			
Acquisitions		574			
		3,936	-	3,936	8,046
Cost of sales		(2,312)	-	(2,312)	(3,206)
Gross profit		1,624	-	1,624	4,840
Internal development costs		(324)	-	(324)	(408)
Administrative expenses		(2,658)	(600)	(3,258)	(1,977)
Goodwill amortisation		(195)	-	(195)	-
Depreciation and write down of fixed assets		(429)	(700)	(1,129)	(473)
Operating (loss) profit					
Continuing	(2,354)				
Acquisitions	372				
		(1,982)	(1,300)	(3,282)	1,982
Associated company		-	-	-	(65)
Interest receivable (payable)		329	-	329	(231)
(Loss) profit on ordinary activities before taxation		(1,653)	(1,300)	(2,953)	1,686
Tax on loss (profit) on ordinary activities				(142)	-
(Loss) profit for the financial period				(3,095)	1,686
(Loss) earnings per share - basic 4				(17.99p)	13.18p
- fully diluted				(17.99p)	12.93p

SCi Entertainment Group Plc
Consolidated balance sheet at 30 September 2000

	2000 Unaudited £000s	1999 30 June £000s
Fixed assets		
Tangible assets - software engines and utilities	898	412
Tangible assets - other	227	286
Goodwill	4,490	-
Investments	367	249
	5,982	947
Current assets		
Work in progress	4,060	1,343
Stocks - finished goods for resale	148	67
Debtors - due within one year	4,878	3,130
Cash at bank and in hand	9,134	-
	18,220	4,540
Creditors: Amounts falling due within one year	(4,396)	(3,711)
Net current assets	13,824	829
Total assets less current liabilities	19,806	1,776
Creditors: Amounts falling due after more than one year	(1,182)	(99)
Net assets	18,624	1,677
Capital and reserves		
Called-up equity share capital	979	640
Share premium account	24,675	4,972
Merger reserve	464	464
Profit and loss account	(7,494)	(4,399)
Equity shareholders' funds	18,624	1,677

SCi Entertainment Group Plc
Consolidated cash flow statement for the 15 months ended 30 September 2000

	Notes	2000 Unaudited

	Note	15 months to 30 September £000s	1999 12 months to 30 June £000s
Net cash outflow from operating activities	8	(6,878)	561
Returns on investments and servicing of finance			
Interest (paid) received		358	(193)
Interest element of finance lease rentals		(29)	(38)
		329	(231)
Tax paid		(88)	-
Capital expenditure and financial investment			
Expenditure on software engines and utilities		(500)	(195)
Purchase of tangible fixed assets		(117)	(125)
Sale of tangible fixed assets		25	163
		(592)	(157)
Acquisitions			
Investment in subsidiary undertaking		(332)	-
Other long-term investments		(1,067)	-
Net cash (outflow) inflow before financing		(8,628)	173
Financing			
Issue of ordinary share capital		20,042	-
Capital element of finance lease rentals		(47)	(157)
		19,995	(157)
Increase in cash in the period	9	11,367	16

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes

1. The financial information set out herein relating to the results of SCi Entertainment Group Plc ("the Company") and subsidiary undertakings ("the Group") for the period ended 30 September 2000 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1995. The financial information set out herein was approved by the Board on 26 January 2001.

2. Accounts for the year ended 30 June 1999 have been lodged with the Registrar of Companies. The auditors report on the accounts was unqualified.

3. There have been no changes in accounting policy during the financial period.

4. The calculation of earnings per share is based upon the consolidated loss after taxation of £3,095,000 (1999- profit £1,686,000) and on 17,206,784 (1999 - 12,797,402) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the period. Diluted earnings per share have been calculated based on the weighted average diluted number of ordinary shares in issue of 20,957,451 (1999 - 13,044,001).

5. The directors of the Company do not propose the payment of a dividend.

6. The exceptional charges comprise two items. A reserve of £

600,000 has been established against the possible non-recovery of a debtor. A reserve of £700,000 has been established against the carrying value of the Group's investment in the internet music portal, music3w.com.

7. As mentioned in the Chairman's statement, adjustments were made in preparing the final accounts (i) in respect of revenue recognition, in that approximately £1.2m of revenue which had been anticipated to be recognised in the period to 30 September 2000 would now be recognised in the years to 30 September 2001 and beyond, primarily in the year to 30 September 2002 and (ii) in respect of the treatment of provisions on consolidation amounting to approximately £1.8m.

8. Reconciliation of operating (loss) profit to net cash outflow from operating activities.

	2000 £ 000s	1999 £ 000s
Operating (loss) profit	(3,282)	1,982
Depreciation charges	1,324	473
Profit on sale of tangible fixed assets	(15)	(59)
(Increase) decrease in stocks and work in progress	(2,798)	469
(Increase) in debtors	(1,748)	(2,411)
(Decrease) in creditors	(359)	107
Net cash inflow (outflow)	(6,878)	561

The operating cash flows all relate to continuing activities.

9. Analysis of net debt

	30 June 1999 £000s	Cash flow £000s	30 September 2000 £000s
Cash	-	9,134	9,134
Overdrafts	(2,233)	2,233	-
Finance leases	(181)	27	(154)
Net cash (debt)	(2,414)	11,394	8,980

10. Reconciliation of movements in Group shareholders' funds

	2000 £000s	1999 £000s
Opening shareholders' funds	1,677	116
Profit (loss) for the financial period	(3,905)	1,686
Release of shares to be allotted	-	(125)
New shares issued	20,852	-
Closing shareholders' funds	18,624	1,677

11. Subsequent events

Under an agreement dated 22 November 2000 the Company acquired 10% of the ordinary share capital of Pivotal Games Ltd, a developer of computer games, for £300,000.

END
FR BAMPTMMATBBB

Website Fundamentals Share Price

SCI Entertainment - Results I

(34)

02 FEB 20 AM 8:5

RNS Number:4183X
SCI Entertainment Group PL(
18 January 2001

18 January 2001

SCi Entertainment Group Plc

Preliminary Results Postponement

The Board of SCi today stated that the announcement of its results for the period to 30th September 2000, due today, will be delayed. The announcement will be made no later than 26th January 2001.

Trading results

In finalising the results for the period, the Group will make adjustments in respect of revenue recognition and the treatment of provisions relating to the acquisition of Actualize Ltd. As a result, certain income which had been anticipated to be recognised in the period will now be recognised in the year to 30th September 2001. In addition, the Group has decided to make exceptional provisions in respect of bad debts and the carrying value of one of its Internet related investments.

The Board anticipates that the effect of the adjustments, after exceptional charges, will be a loss for the period to 30th September 2000 of not exceeding £3 million.

The Board of SCi would like to stress that the items giving rise to the loss are principally non-trading items for which there is no immediate cash effect and that the adjustments being discussed will not materially affect the future performance of the company.

In common with the majority of the industry, trading conditions in the last 18 months have been unusually challenging. It has therefore been appropriate to take a very prudent view in setting provisions. In addition, current market sentiment towards Internet and technology related investments has brought the Board and its advisors to the conclusion that it is appropriate at this stage to take provisions on its investments that previously had not been considered necessary. The Group remains in a strong position with its high quality content and brands to benefit from more favourable conditions in 2001. At 30th September 2000 the Group had net assets of over £18m and cash of over £ 9m.

Market outlook

As has widely been reported, the games industry has experienced a transitional period during which Next Generation hardware formats were introduced or announced. In common with market observers, the Board of SCi believes that the years 2001 and beyond offer the greatest opportunity for industry growth. As such, the Board and its advisors believe that a very prudent approach at this transitional stage is appropriate.

There is every indication that market conditions will be favourable over the next 12 months. Indeed, many commentators believe that the Games industry is about to enter a period of potentially explosive growth. Following the launch of Playstation 2 in Europe and North America Sony expects an installed base of three million units in Europe by March 2001. By early 2002, Microsoft is due to have entered the market with the launch of the X-Box. Both Sony and Microsoft are expected to put very substantial marketing budgets behind these platforms, with Microsoft's budget reported to be approximately $0.5bn. A recent market survey by Screen Digest suggests that over the period from 1999 to 2004 the volume of console games sold in Europe alone will grow by 89 per cent.

The Board believes that this approach will leave SCi even better placed to take full advantage of the growth opportunities envisaged for the industry in this current year and beyond as Next Generation hardware platforms are successfully introduced and quality Internet and technology related investments return to favour. We have a strong portfolio of high quality games planned for development on Next Generation platforms, and to be launched in the first 12 months of the new platform launches, when demand for high quality content is expected to be at its highest.

Since 30th September 2000 trading has been favourable, with particularly strong Christmas sales of Thunderbirds on Colour Game Boy.

For further information, please contact:

Buchanan Communications

Mark Edwards 020 7466 5000
Jeremy Garcia

END

MSCZGGMMMNNGMZZ

Website Fundamentals Share Price

SCI Entertainment - Notice of Results

35

RNS Number:8065W
SCI Entertainment Group PLC
5 January 2001

FOR IMMEDIATE RELEASE

5 January 2001

SCi Entertainment Group Plc

Preliminary Results Notification

SCi Entertainment Group Plc will announce Preliminary Results for the year ended 30 September 2000 on Thursday 18th January 2001.

A meeting for analysts will be held at 09.30 am at the offices of Buchanan Communications, 107 Cheapside on Thursday 18th January 2001.

For further information please contact:

Buchanan Communications
Mark Edwards/Jeremy Garcia Tel: 020 7466 5000

END

NORILFLRLIIEIIL

Website Fundamentals Share Price

36

SCI Entertainment - Trading Statement

RNS Number:1440W
SCI Entertainment Group PLC
20 December 2000

FOR IMMEDIATE RELEASE 20 December 2000

SCi Entertainment Group Plc

UPDATE ON CURRENT TRADING

CONFIRMATION OF RELEASE OF RESULTS FOR PERIOD TO 30 SEPTEMBER 2000

SCi Entertainment Group Plc ("SCi"), one of Europe's fastest growing publishers of entertainment software and new media content today announces an update on current trading.

Trading conditions in the period to Christmas have been favourable for SCi. All of the company's principal products, Carmageddon TDR 2000 (PC), Mille Miglia (Sony Playstation), Aqua Aqua (Sony Playstation 2) and Thunderbirds (Nintendo Colour Game Boy) have featured in the charts. Sales of Thunderbirds have been particularly strong in line with the huge interest in Thunderbirds merchandise. Further Thunderbirds games including versions for Sony Playstation 2 and Nintendo Game Boy Advance are planned for 2001.

SCi also confirms that results for the period to 30 September 2000 remain in line with market expectations and will be announced on 18 January 2001.

For further information, please contact:

SCi Entertainment Group Plc
Jane Cavanagh, Chief Executive 020 7585 3308
Rob Murphy, Finance Director

Buchanan Communications 020 7466 5000
Mark Edwards
Jeremy Garcia

Notes to editors

SCi Entertainment Group Plc

SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia, Gumball Rally, Titanium Angels, and The Great Escape.

END

TSTILFILFTLIFII

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SCI Entertainment - Re Agree

(37)

RNS Number:7121U
SCI Entertainment Group PLC
27 November 2000

02 FEB 20 AM 8:56

27 November 2000

SCi Entertainment Group

SCi Mobile signs exclusive agreement with Digimask

SCi, one of Europe's leading publishers of computer and video games, today announce an exclusive partnership agreement with Digimask, a leading developer of interactive software.

Under the agreement, SCi Mobile Media, the mobile media subsidiary of SCi, will license Digimask's 3-D head-modelling system for Findablinddate.com, the latest product from its recently established SCi Mobile Media Division, which is expected to launch in the UK in early 2001 and internationally rolled out later in the year.

Findablinddate.com will be the first application to use Digimask's unique technology on any mobile platform. New members of Findablinddate.com can choose to share a 3-D image of their head with their newfound pen pals via a web-browser or WAP-enabled mobile phone.

Mark Knutton, Chief Operating Officer of SCi Mobile Media commented:

"Offering visual identities for users through this groundbreaking technology takes us years ahead of our competitors for applications like these. We see Digimask as the perfect system to bring a personal touch to Findablinddate.com. This added dimension that Digimask brings to the experience will have huge appeal with Findablinddate.com's youthful target audience of 11 to 24 year olds. With the mobile market being estimated at over 30 million users in the UK and over 200 million in Europe, the market potential is truly vast."

Gary Bracey, Chief Executive Officer of Digimask also commented:

"In Japan, fun applications that involve the exchange of images and cartoons are among the most popular for over 17 million users of I-Mode phones. Digimask's exciting technology will exploit the growing demand in Europe and globally for entertainment applications on mobile devices. We are excited to be working with SCi Mobile Media on a project which will have mass-appeal to the youth market."

For further information contact:

SCi	020 7585 3308
Mark Knutton	
Buchanan Communications	020 7466 5000
Mark Edwards, Jeremy Garcia	

Notes to Editor

About SCi Entertainment Group Plc

SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia Titanium Angels, and recently The Great Escape.

About Digimask

Founded in early 1999, Digimask is the brainchild of Gary Bracey and Dr Keith Goss. The team behind Digimask has extensive experience in the fields of IT, software development, new media and consumer marketing. Digimask secured venture capital funding of £5 million in March 2000 from TecCapital Ltd, and is actively negotiating with major global partners in the areas of Internet, ecommerce, mobile communications, video games and others to take Digimask software to consumers through innovative applications of the technology.

END
AGREAKFLALKEFFE

MMMM

Website Fundamentals Share Price

38

SCI Entertainment - Re Agreement

RNS Number:5897U
SCI Entertainment Group PLC
23 November 2000

SCi Entertainment Group Plc

STRATEGIC INVESTMENT IN PIVOTAL GAMES

SCi Entertainment Group Plc ("SCi"), one of Europe's leading publishers of computer, video games and new media content, today announces a strategic investment and the signing of a long-term collaborative agreement with Pivotal Games, a leading UK games developer.

Under the agreement, SCi will acquire 10% of Pivotal, a wholly owned subsidiary of Kaboom Developments and acquire rights in Pivotal's acclaimed technology and development team. SCi plan to publish a series of products commencing with Desert Storm, a military action game based on the events of the Gulf War and use Pivotal's technology for The Great Escape, a game based around the classic Steve McQueen movie.

Kaboom Developments, formerly Geoff Brown Holdings Ltd, own the remaining 90% of Pivotal. Kaboom is one of the UK's most highly regarded development groups. Its other development studios including Silicon Dreams and Attention to Detail have been responsible for such products as UEFA Champions League and Sydney 2000 Olympics.

Jane Cavanagh, Chief Executive of SCi commented;

"The investment in Pivotal gives SCi a long term relationship with one of the highest quality development teams that we have seen in recent years. Even at this stage Desert Storm is a very exciting product. Moving forward Pivotal's strong technology is perfect for The Great Escape. "

Jim Bambra, Managing Director of Pivotal Games also commented;

"We are very excited to be working with SCi on Desert Storm and are looking forward to producing more stunning games in the future as part of our multi-product deal. There has been a high level of synergy between the two companies from the start and we believe this going to create spectacular results in the future."

For further information contact:

SCi

Jane Cavanagh 020 7585 3308

Rob Murphy

Buchanan Communications

Mark Edwards, Jeremy Garcia 020 7466 5000

Notes to Editors

About SCi Entertainment Group Plc

SCi moved to the Official List in March 2000. It is a developer and publisher

of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia Titanium Angels, and recently The Great Escape.

About Pivotal

Pivotal Games is based in Bath. All of the staff of Pivotal Games were formerly with Pumpkin Studios and produced the highly acclaimed PC and Playstation title Warzone 2100. Desert Storm is currently in development for Next Generation consoles and PC. SCi will publish the titles in 2002.

About Kaboom Studios

Kaboom Studios is one of the leading independent, high quality content creators of video games and digital media. With a staff of over 250 people - 180 of which are content-creating professionals - it currently has 5 offices in the UK.

Companies in the group include Silicon Dreams, Attention To Detail, Pivotal Games (software developers), AudioMotion (motion capture studios and facilities house), Global Web Services, incorporating the Neotogo e-commerce and games site, and Direct Data Logistics Limited (DDL), the leading games distributor.

END

AGREAXFDAFNEFEE

39

SCI Entertainment - 9 Months Results

RNS Number:5951U
SCI Entertainment Group PLC
23 November 2000

For immediate release 23 November 2000

SCi Entertainment Group Plc

RESULTS FOR THE NINE MONTHS ENDED 31st MARCH 2000

Chairman's statement

Earlier this year SCi announced a change of year end to coincide with accounting periods of our recently acquired subsidiary, Actualize Ltd and our newly formed division SCi MobileMedia. In order to comply with new Stock Exchange rules we are announcing a second set of interim results covering the period to 31 March 2000. The results for the full period to 30 September 2000 will be announced shortly. Thereafter we will continue to issue six-month figures.

Nine months to 31 March 2000

In the first nine months of this financial year the Group continued to progress towards its long-term growth objectives. Our objective is to become one of Europe's leading publishers of entertainment software and owners of high quality new media content.

The Company has successfully acquired key content, brands, licenses and technology. It exploits this content across a number of platforms including development for Next Generation consoles and exploring the commercial opportunities available in the field of Internet, Broadband and Next Generation mobile telecommunications devices.

No product launches were planned in the nine months to 31 March 2000. Accordingly, the Group made a loss of £2.2m before tax in the nine months to 31st March 2000, which was slightly better than management's expectations.

During the period we moved to the Official List of the London Stock Exchange. The Board believes this move is in the long-term interests of shareholders by raising the profile of the Group with analysts and attracting institutional investors who were unable to hold AIM stocks

Subsequent developments

* Carmageddon TDR 2000 the latest in the highly successful Carmageddon series was launched in August 2000. Carmageddon TDR 2000, which is based on substantially improved physics and graphics engines, has already attracted extremely strong press previews throughout Europe. All the indications are that this title will continue to develop the Carmageddon brand.

* Three further products were launched in September 2000 including Mille Miglia, endorsed by Sir Stirling Moss and based on the famous Italian classic car race from Brescia to Rome. The race features classic cars including Aston

Martin DB2 Berlinetta, the Ferrari 860, Monza Spider Scaglietti and Mercedes 300 SLR.

* In May 2000 the Group completed the acquisition of Actualize Ltd. Actualize are the creators of the highly successful Rally Championship series. This series has already generated sales in excess of £40m. Actualize has begun to make a contribution to the Group and has a new series of products under development for release on Next Generation consoles during 2001.

* SCi MobileMedia was formally launched on 1 October 2000 to exploit the opportunities arising from the rapid growth of sophisticated mobile devices. Mark Knutton, formerly of Vodafone Mannesman, has joined SCi Mobile Media as Chief Operating Officer. The first SCI MobileMedia's first products will be Thunderbirds, findablinddate.com and a Football Management game all due for release in 2001. The products are aimed predominantly at the 16 to 24 age group, which contains the largest users of SMS messages. In the UK alone over 500 million messages are generated every month. Through strategic agreements with telecom companies SCi MobileMedia will share in call and message revenues.

* SCi has been awarded licences by Sony, Microsoft and Nintendo to develop and publish products for the Sony Playsation2, X Box and Gameboy Advance. Products are in development for all three of these important platforms.

Future outlook

The Group has two strong product releases for the Christmas market. Aqua Aqua is an action game for the new Sony PlayStation 2. Aqua Aqua is one of a limited number of titles released with the high profile European launch of the Sony Playstation 2. Launch titles with new hardware have often sold particularly well. With strong reviews for Aqua Aqua the Board hopes it will be extremely successful and will continue to sell well in 2001 as the installed base of Playstation 2 increases through Europe.

In December we will launch Thunderbirds on Nintendo GameBoy Colour. Following the huge interest in the TV series and related merchandise, plus review scores of 90% and over, demand for the game is very strong. Many retailers have already increased their initial orders. Further Thunderbirds products on Next Generation consoles and PC will be launched in 2001.

The European launch of the Sony Playstation 2 is widely predicted to begin a period of accelerated growth in the games market. This will be further enhanced by the launch of the Microsoft X-Box and Nintendo Game Boy Advance in 2001. A recent market survey by Screen Digest suggests that over the period from 1999 to 2004 the volume of console games sold in Europe will grow by 89 per cent. This substantial growth will drive a substantial increase in the total market. Datamonitor have predicted that the combined European and US markets will double to $17 billion over the next three years.

The Group believes that it is well positioned to take advantage of the accelerated growth in the global entertainment software market both in Next Generation consoles and mobile devices.

Charles Levison

22 November 2000

SCi Entertainment Group Plc

Consolidated profit and loss account for the nine months ended 31 March 2000

	Unaudited 9 months ended March 2000 £000s	Unaudited 9 months ended 31 March 1999 £000s
Turnover	255	3,609
Cost of sales	(104)	(1,562)
Gross profit	151	2,047
Internal development costs	(188)	(400)
Administrative expenses	(1,557)	(1,258)
Depreciation and write down of fixed assets	(591)	(343)
Operating (loss) profit	(2,185)	46
Associated company	-	(67)
Interest payable (net)	(27)	(200)
(Loss) profit on ordinary activities before taxation	(2,212)	(221)
Tax on profit (loss) on ordinary activities	266	69
(Loss) for the financial period	(1,946)	(152)
(Loss) per share - basic	(12.42)p	(1.19)p
- diluted	(9.27)p	(1.17)p

SCi Entertainment Group Plc
Consolidated balance sheet at 31 March 2000

	Unaudited 31 March 2000 £000s	Unaudited 31 March 1999 £000s	30 June 1999 £000s
Fixed assets			
Tangible assets - software engines and utilities	280	238	412
Tangible assets - other	168	159	286
Investments	850	397	249
	1,298	794	947
Current assets			
Work in progress	2,966	2,366	1,343
Stocks - finished goods for resale	37	149	67
Debtors - due within one year	3,017	947	3,130
Cash at bank and in hand	13,379	-	-
	19,399	3,462	4,540
Creditors: Amounts falling due within one year	(952)	(4,267)	(3,711)
Total assets less current liabilities	19,745	(11)	1,776
Creditors: Amounts falling due after more than one year	(20)	(25)	(99)
Net assets	19,725	(36)	1,677
Capital and reserves			
Called-up equity share capital	978	640	640
Shares to be allotted	-	125	-
Share premium account	24,628	4,972	4,972
Merger reserve	464	464	464
Profit and loss account	(6,345)	(6,237)	(4,399)

Equity shareholders' funds	19,725	(36)	1,677

SCi Entertainment Group Plc
Consolidated cash flow statement for the six months ended 31 December 1999

	Note	Unaudited 9 months ended 31 March 2000	Unaudited 9 months ended 31 March 1999	Year ended 30 June 1999
		£000s	£000s	£000s
Net cash inflow (outflow) from operating activities	6	(3,413)	(54)	561
Returns in investments and servicing of finance				
Interest paid		(27)	(200)	(193)
Interest element of finance lease rentals		(15)	(30)	(38)
		(42)	(230)	(231)
Capital expenditure and financial investment				
Expenditure on software and utilities		-	-	(195)
Purchase of tangible fixed assets		(341)	(36)	(125)
Sale of tangible fixed assets		-	154	163
Purchase of investments		(601)	-	-
		(942)	118	(157)
Net cash outflow before financing		(4,397)	(166)	173
Financing				
Issue of ordinary shares (net)		19,994	-	-
Capital element of finance lease rentals		(94)	(101)	(157)
		19,900	(101)	(157)
Increase (decrease) in cash in the period	7	15,503	(267)	16

Notes to the accounts

1. The interim financial information set out herein relating to the results of SCi Entertainment Group Plc ("the Company") and subsidiary undertakings ("the Group") for the year ended 30 June 1999 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1995. The Group's auditors have audited the statutory accounts for the year ended 30 June 1999 and have issued an unqualified report thereon within the meaning of section 235 of the Companies Act 1985 and these accounts have been delivered to the Registrar of Companies.

The Directors approved the interim financial information on 22 November 2000. A copy of this report will be sent to shareholders and further copies are available from the Company's registered office, 11, Ivory House, Plantation Wharf, Battersea, London, SW11 3TN.

2. The interim financial information has been prepared on a going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.

3. There have been no changes from the accounting policies set out in the last published accounts.

4. The calculation of earnings per share is based upon the consolidated loss after taxation of £1,946,000 (1999 - loss £152,000) divided by the weighted average number of ordinary shares in issue in the nine month period to 31 March 2000 of 15,670,034 and in the nine month period to 31 March 1999

of 12,797,402. Diluted earnings per share have been calculated based on the weighted average diluted number of ordinary shares in issue of 21,001,526 (1999 - 12,976,501).

5. The directors of the Company do not propose the payment of a dividend.

6. Reconciliation of operating profit/(loss) to net cash outflow from operating activities.

	9 months ended 31 March 2000 £ 000s	9 months ended 31 March 1999 £ 000s	Year ended 30 June 1999 £ 000s
Operating profit (loss)	(2,185)	46	1,982
Depreciation charges	591	343	473
Loss on sale of tangible fixed assets	-	-	(59)
(Increase) in stocks and work in progress	(1,593)	(636)	469
(Increase) decrease in debtors	113	(316)	(2,411)
Increase (decrease) in creditors	(339)	509	107
Net cash inflow (outflow) from operating activities	(3,413)	(54)	561

7. Analysis of net funds

	1 July 1999 £000s	Cash flow £000s	31 March 2000 £000s
Cash at bank and in hand	-	13,379	13,379
Overdrafts	(2,233)	2,233	-
Finance leases	(181)	(109)	(290)
Net cash (debt)	(2,414)	15,503	13,089

Contacts

SCi Entertainment Group Plc
Jane Cavanagh 0207 585 3308
Rob Murphy

Buchanan Communications
Mark Edwards 0207 466 5000
Jeremy Garcia

END

QRTFEMSUDSSSELF

40

Website Fundamentals Share Price

SCI Entertainment - Re Joint \

RNS Number:5618T
SCI Entertainment Group PLC
6 November 2000

02 FEB 20 AM 8:56

SCi Entertainment Group

Gameboys Advance to Thunderbirds

SCi, one of Europe's leading publishers of computer and video games, together with Nintendo Co., Ltd., a worldwide leader in the creation of interactive entertainment, today announce that SCi has been awarded a worldwide license to develop and publish for Nintendo's Gameboy Advance.

The Nintendo Gameboy Advance, which is scheduled to be launched initially in the USA in the spring of 2001 and later that year in the UK, is a state of the art hand held gaming device. Its launch follows the highly successful Gameboy and subsequent Gamboy Color, which has sold in excess of 100m units worldwide.

The first product to appear from SCi on Gameboy Advance will be Thunderbirds, which will be published in 3rd quarter 2001 to coincide with the European launch date of Gameboy Advance. In the meantime the much-anticipated Gameboy Color version will be launched by SCi on December 1st 2000. The Gameboy Color launch will coincide with the huge demand for Thunderbirds merchandise that has been generated as a result of the successful 32-episode television re-release.

Retailers have quadrupled their orders for SCi's Thunderbirds on Gameboy Color since SCi announced its pre-Christmas 2000 launch date. High street reports indicate phenomenal sales of Thunderbirds merchandise since its re-launch.

Jane Cavanagh, Chief Executive of SCi, commented:

"We are delighted to be working alongside Nintendo particularly as 'Gameboy Advance' looks set to dominate the hand held gaming market. The Thunderbirds brand is globally recognised and will transfer successfully to this format. Additionally the mobile capabilities of Game Boy Advance will allow us to utilise the Gaming potential of Thunderbirds through our SCi Mobile Division"

For further information contact:

SCI

Jane Cavanagh 020 7585 3308

Rob Murphy

Buchanan Communications

Mark Edwards, Jeremy Garcia 020 7466 5000

Notes to Editor

About SCi Entertainment Group Plc

SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia Titanium Angels, and recently The Great Escape.

Company Number - 3121578

Companies House

— *for the record* —

363s Annual Return Declaration

(41)

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature R. Murphy (Director / Secretary)

Date 21 / 11 / 2000

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *3/11/2000*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **3rd November 2001** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 001021

(Please complete as appropriate)

Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name IAN CHAPMAN

Telephone number *inc code* 020 7 585 3308

Address UNIT 11, IVORY HOUSE, PLANTATION WHARF, LONDON

DX number *if applicable*

DX exchange

Postcode SW11 3TN

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode	FULL LIST ON ENCLOSED FLOPPY DISK		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 3: Share Capital

(D)

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ORDINARY
	Nominal value of each share £0.05	Nominal value of each share £0.05
	Number of shares issued 11,686,801	Number of shares issued 19,578,504
	Aggregate Nominal Value of issued shares £584,340.05	Aggregate Nominal Value of issued shares £978,925.20
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 11,686,801	Total number of shares issued 19,578,504
	Total Nominal value of shares issued £584,340.05	Total Nominal value of shares issued £978,925.20

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed on floppy disk.

The last full list of members was received on: 03/11/1999

> **REMEMBER:**
__Changes__ to shareholder particulars or details of shares transferred to be __completed each year__
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 029 2038 0801.**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Bryan Joseph ENNIS **Address** 117 St Georges Square London SW1V 3QP **Date of birth** 20/05/1963 **Nationality** British **Occupation** Sales Director	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Bryan Joseph ENNIS ceased to be director (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Charles John Cuthbertson LEVISON **Address** 86 Lansdowne Road London W11 2LS **Date of birth** 06/11/1941 **Nationality** British **Occupation** Solicitor	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Charles John Cuthbertson LEVISON ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Robert John MURPHY **Address** 61 Southwood Lane London N6 5DX **Date of birth** 03/04/1961 **Nationality** British **Occupation** Chartered Accountant	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Robert John MURPHY ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Robert John MURPHY **Address** 61 Southwood Lane London N6 5DX	Name Address UK Postcode Date of change __ / __ / ____ Date Robert John MURPHY ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Clive Nathan CARVER **Address** 2 Pepper Close Caterham Surrey CR3 6BJ **Date of birth** 16/01/1961 **Nationality** British/Usa **Occupation** Stockbroker	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Clive Nathan CARVER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Fiona Jane CAVANAGH **Address** The Fairhaven 15 Melrose Road London SW18 1ND **Date of birth** 04/05/1957 **Nationality** British **Occupation** Company Director	Name Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Fiona Jane CAVANAGH ceased to be director (if applicable) __ / __ / ____

Companies House

— for the record —

Company Name

SCI ENTERTAINMENT GROUP PLC

363s Annual Return

Company Type

Public Limited Company

Company Number

3121578

Information extracted from Companies House records on

19th October 2000

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 3121578/05/19	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Unit 11 Ivory House Plantation Wharf Clove Hitch Quay Battersea London SW11 3TN**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Independent Registrars Group Ltd Balfour House 390/398 High Road Ilford Essex IG1 1NQ**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9234** **Other entertainment activities**	**SIC CODE** **Description**

42

Website Fundamentals Share Price

SCI Entertainment - Re Agreement

RNS Number:2281S
SCI Entertainment Group PLC
9 October 2000

SCi and gameplay announce exclusive partnership for digital distribution of PC titles in Europe

SCi Entertainment Group Plc ('SCi') and gameplay.com plc ('gameplay') today announced an agreement regarding digital distribution rights to SCi's PC CD-Rom games titles.

SCi has granted gameplay worldwide rights to distribute digitally its back catalogue of games titles, including the award-winning Carmageddon series. gameplay has also acquired the exclusive European rights for digital distribution to all of SCi's future PC CD-Rom titles released over the next four years, including Thunderbirds and The Italian Job. As a result, games will be available on gameplay.com from the date of their release for distribution via a number of methods including downloading and streaming via the 'Instant Gameplay' sale, subscription and rental areas of gameplay's broadband services. Instant Gameplay will first be available through BT's Openworld and FreeservePlus.

02 FEB 20 AM 8:56

This follows a similar agreement gameplay reached with Take2 Interactive for the exploitation via digital distribution of new titles from date of release to conventional retail channels, and the recent announcement of gameplay's acquisition of PixelBBS which will enable gameplay to offer a unique set of services to game playing customers.

Jane Cavanagh, Chief Executive of SCi, commented:

'This is an exciting development. gameplay represents the leading route for online sales in Europe, and as such we have entered this four year agreement with them that will help to build both of our positions for the future of electronic distribution of games titles.'

Mark Bernstein, Chief Executive of gameplay, said:

'This agreement with SCi represents a further important step in the development of our digital games distribution strategy. We will now be able to distribute SCi's titles via download and streaming from the date of release which represents a significant leap forward in games distribution. SCi's impressive product portfolio includes many well-known brands such as Carmageddon and Thunderbirds.'

As an advance in consideration for these rights, gameplay is issuing to SCi ordinary shares and gameplay will apply for the 244,634 ordinary shares that have been issued as consideration to SCi to be admitted to trading on AIM. These shares rank pari passu with the gameplay ordinary shares now in issue and have been allotted subject to their admission to AIM. Such admission is expected to take place on 16 October 2000.
For further information, please contact:

SCi Entertainment Group Plc
Jane Cavanagh, Chief Executive
020 7585 3308

Buchanan Communications 020 7466 5000
Mark Edwards
Siobhan Young

gameplay.com plc 020 7959 8500
Mark Bernstein, Chief Executive

CITIGATE DEWE ROGERSON 0207 638 9571
Simon Rigby
Freida Davidson

Notes to editors

SCi Entertainment Group Plc
SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia Titanium Angels, and recently The Great Escape.

gameplay.com plc
gameplay is one of Europe's leading e-commerce and on-line gaming companies, offering a pan-European, multi-platform games destination and community. gameplay allows customers to buy games, talk about games or play games on a number of platforms, including on-line (web/broadband), IDTV and WAP. The Group, founded in March 1999, has raised £93 million (including £31 million at IPO), has over 500 employees and over 1 million customers throughout Europe. BT and BSkyB are significant shareholders. Since last August, the Group has undertaken further expansion into Europe, most recently with significant strategic acquisitions in Scandinavia (Nordic Games) and Germany (Joysoft, Dyantex, Theo Kranz, GXP and Neo). In August gameplay entered into a strategic partnership with Dixons Group plc whereby Dixons acquired a 12.5% stake in gameplay and in return Dixon's @jakarta stores will be rebranded gameplay. In September, gameplay acquired CentroMail Group, Spain's largest specialist computer games retailer, for an initial consideration of £7 million.

On 3rd October, gameplay acquired Pixel Broadband Studios Ltd ('PixelBBS') from Take-Two Interactive Software, Inc. ('Take2') for a total consideration of £34.1m. Based in Tel Aviv, Israel, PixelBBS was formed to become the leading broadband provider of high-quality interactive entertainment, multi-player gaming technologies and content services across on-line platforms.

gameplay offers a pan-European, multi-platform games destination and community, allowing customers to buy games, talk about games or play games across four channels:

Direct	gameplay direct mail order and e-commerce

On-line gameplay.com	on-line community incorporating Wireplay - Europe's largest dial-up gaming network
IDTV	Interactive digital TV games shopping, news and reviews and gaming channels
Mobile	gameplay mobile Wireless Internet services accessible via WAP phones

In July this year, gameplay was awarded the Site of the Year' and Best Youth Site' at the Yell UK Web Awards.

gameplay can be found at
http://www.gameplay.com
The corporate website can be found at
http://corporate.gameplay.com

gameplay has also set up a dedicated web microsite at http://www.gameplay.com/mobile where Internet users can find out more about gameplay's WAP service and how to access gameplay mobile.

END

AGREAAENEFDEFFE

Gameplay.com PLC - Re Agreement

RNS Number:2227S
Gameplay.com PLC
9 October 2000

gameplay and SCi announce exclusive partnership for digital distribution of PC titles in Europe

gameplay.com plc ("gameplay") and SCi Entertainment Group Plc ("SCi") today announced an agreement regarding digital distribution rights to SCi's PC CD-Rom games titles.

SCi has granted gameplay worldwide rights to distribute digitally its back catalogue of games titles, including the award-winning Carmageddon series. gameplay has also acquired the exclusive European rights for digital distribution to all of SCi's future PC CD-Rom titles released over the next four years, including Thunderbirds and The Italian Job. As a result, games will be available on gameplay.com from the date of their release for distribution via a number of methods including downloading and streaming via the "Instant Gameplay" sale, subscription and rental areas of gameplay's broadband services. Instant Gameplay will first be available through BT's Openworld and FreeservePlus.

This follows a similar agreement gameplay reached with Take2 Interactive for the exploitation via digital distribution of new titles from date of release to conventional retail channels, and the recent announcement of gameplay's acquisition of PixelBBS which will enable gameplay to offer a unique set of services to game playing customers.

Mark Bernstein, Chief Executive of gameplay, said:

"This agreement with SCi represents a further important step in the development of our digital games distribution strategy. We will now be able to distribute SCi's titles via download and streaming from the date of release which represents a significant leap forward in games distribution. SCi's impressive product portfolio includes many well-known brands such as Carmageddon and Thunderbirds.".

Jane Cavanagh, Chief Executive of SCi, commented:

"This is an exciting development. gameplay represents the leading route for online sales in Europe, and as such we have entered this four year agreement with them that will help to build both of our positions for the future of electronic distribution of games titles."

As an advance in consideration for these rights, gameplay is issuing to SCi ordinary shares and gameplay will apply for the 244,634 ordinary shares that have been issued as consideration to SCi to be admitted to trading on AIM. These shares rank pari passu with the gameplay ordinary shares now in issue and have been allotted subject to their admission to AIM. Such admission is expected to take place on 16 October 2000.

For further information, please contact:

gameplay.com plc 020 7959 8500
Mark Bernstein, Chief Executive

CITIGATE DEWE ROGERSON 020 7638 9571
Simon Rigby
Freida Davidson

SCi Entertainment Group Plc
Jane Cavanagh, Chief Executive 020 7585 3308

Buchanan Communications 020 7466 5000
Mark Edwards
Siobhan Young

Notes to editors

gameplay.com plc
gameplay is one of Europe's leading e-commerce and on-line gaming companies, offering a pan-European, multi-platform games destination and community. gameplay allows customers to buy games, talk about games or play games on a number of platforms, including on-line (web/broadband), IDTV and WAP. The Group, founded in March 1999, has raised £93 million (including £31 million at IPO), has over 500 employees and over 1 million customers throughout Europe. BT and BSkyB are significant shareholders. Since last August, the Group has undertaken further expansion into Europe, most recently with significant strategic acquisitions in Scandinavia (Nordic Games) and Germany (Joysoft, Dyantex, Theo Kranz, GXP and Neo). In August gameplay entered into a strategic partnership with Dixons Group plc whereby Dixons acquired a 12.5% stake in gameplay and in return Dixon's @jakarta stores will be rebranded gameplay. In September, gameplay acquired CentroMail Group, Spain's largest specialist computer games retailer, for an initial consideration of £7 million.

On 3rd October, gameplay acquired Pixel Broadband Studios Ltd ("PixelBBS") from Take-Two Interactive Software, Inc. ("Take2") for a total consideration of £34.1m. Based in Tel Aviv, Israel, PixelBBS was formed to become the leading broadband provider of high-quality interactive entertainment, multi-player gaming technologies and content services across on-line platforms.

gameplay offers a pan-European, multi-platform games destination and community, allowing customers to buy games, talk about games or play games across four channels:

Direct gameplay direct	mail order and e-commerce
On-line gameplay.com	on-line community incorporating Wireplay - Europe's largest dial-up gaming network
IDTV Interactive digital TV	games shopping, news and reviews and gaming channels
Mobile gameplay mobile	Wireless Internet services accessible via WAP phones

In July this year, gameplay was awarded the 'Site of the Year' and 'Best Youth Site' at the Yell UK Web Awards.

gameplay can be found at
http://www.gameplay.com

The corporate website can be found at

http://corporate.gameplay.com

gameplay has also set up a dedicated web microsite at http://www.gameplay.com/mobile where Internet users can find out more about gameplay's WAP service and how to access gameplay mobile.

SCi Entertainment Group Plc
SCi moved to the Official List in March 2000. It is a developer and publisher of computer and video games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box, Nintendo Colour GameBoy, and gaming via mobile phones. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia Titanium Angels, and recently The Great Escape.

END
AGRUUGCCUUPUGGB

43

Website Fundamentals Share Price

SCI Entertainment - Acquisition

RNS Number:0377S
SCI Entertainment Group PLC
5 October 2000

SCi Entertainment Group
('SCi' or 'The Company')

SCi Acquires Interactive And Video Game License To MGM'S Classic Film The Great Escape

SCi, one of Europe's leading publishers of computer games, today announced that it has acquired from MGM Interactive, a unit of Metro-Goldwyn-Mayer (NYSE: MGM) and global leader of entertainment, the exclusive worldwide interactive computer and video games rights to the classic movie The Great Escape starring James Garner, Steve McQueen, Richard Attenborough, James Donald, Charles Bronson, Donald Pleasence, James Coburn, Gordon Jackson and others. The game is expected to be released in 2002 for next generation consoles such as PlayStation 2.

The squad-based, action-adventure game, which will be presented in 3D real time, will be divided into three phases. The initial part of the game will involve stealth and strategy. Players will have to gather their escape squads and equipment (wire cutters, digging tools, identity cards, etc.) necessary to succeed. The second phase will involve selecting the best method of escape and implementing it successfully - timing will be crucial.

The third segment will centre on the escape journey itself. For this phase, players will select different routes of difficulty, which become available during various stages of the game. For example, one squad might attempt to walk north by night, across country, towards Sweden. Another group might bluff their way in disguise by train to Paris and then travel south across the Pyrenees to Spain. A third squad might steal motorbikes and head south via Austria towards Switzerland, and so on.

Jane Cavanagh, Chief Executive of SCi, commented: 'We are delighted to have acquired the rights to The Great Escape. This is a classic movie and a tremendous brand with a strong storyline that will allow us to develop an exciting series of games that will be instantly recognizable at retail outlets throughout the USA and in the major European Territories. We are very excited about this opportunity and look forward to beginning to develop an outstanding series of interactive games for a variety of platforms.'

Added David Bishop, President, MGM Home Entertainment: 'We are very pleased to announce that SCi will be making a series of games featuring the essential elements of The Great Escape. Given the context of the movie and the overall flavour of the story, we particularly wanted the rights to be allocated to a UK interactive games publisher. SCi are well known for the care they take to develop brands in a way that is faithful to their roots,

and we feel very confident about placing these valuable rights in their capable hands.'

For further information contact:

SCI
Jane Cavanagh, Rob Murphy
020 7585 3308

Buchanan Communications
Mark Edwards, Jeremy Garcia, Siobhan Young
020 7466 5000

Notes to Editor

A True Story

During the 2nd World War, the most troublesome allied Prisoners of War were moved to Stalag Luft North, an escape-proof camp in Germany, where they combined forces to plan and execute a mass break-out on 25th March 1944. The movie was based on Paul Brickhill's novel and factual account of the escape story. It had some tragic endings as 50 of the escapees were executed.

The movie was originally released in 1962 and is an account of the mass break-out of 76 Allied Prisoners of War who were being held by the Germans. In addition to the all star cast John Sturges produced and directed the movie, the music was by Elmer Bernstein and the script was written by James Clavell and W.R. Burnet. The film production company was Mirisch-Alpha but the intellectual property rights to the movie are currently owned by MGM Interactive Inc.

This is one of the great war movie classics and contains memorable sequences along with a sea of well known faces. McQueen is best remembered for his role as 'The Cooler King' and particularly for the final motorbike stunt sequence. Incidentally he performed most of the stunts himself, against the wishes of director Sturges. Bronson and Garner give good support and Coburn turns in an amusing performance as an Australian. This is a movie that has played around the world time and time again.

MGM Interactive

MGM Interactive, a unit of Metro-Goldwyn-Mayer Inc. (NYSE: MGM), manages creative development and production of interactive products for a variety of multimedia platforms, as well as talent and developer relationships.

SCi Entertainment Group Plc

SCi moved to the Official List in March 2000. It is a developer and publisher of computer games for all commercially successful platforms including PC, Internet, Sony PlayStation, Sony PlayStation 2, Microsoft X-Box and Nintendo Colour GameBoy. It owns the rights to several leading games brands including Carmageddon, Thunderbirds, The Italian Job, Mille Miglia and Titanium Angels.

END
ACQUUGGCUUPUGQC